NOTICE OF ANNUAL AND SPECIAL MEETING
TO BE HELD MAY 17, 2016

MANAGEMENT INFORMATION CIRCULAR
AND
PROXY STATEMENT

April 7, 2016

AMERICAS SILVER CORPORATION
145 King Street West, Suite 2870
Toronto, Ontario
M5H 1J8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 17, 2016

Meeting Date, Location and Purpose

The Meeting will be held at 11:00 a.m. (Toronto time) on Tuesday May 17, 2016 at the Twenty Toronto Street Conference Centre, 20 Toronto Street, Suite 200, Toronto, ON M5C 2B8 for the following purposes:

1.	To receive the consolidated financial statements of the Company for the year ended December 31, 2015 and the auditors’ report thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint auditors of the Company for the ensuing year at a remuneration to be determined by the board of directors of the Company;

4.	To consider and if deemed appropriate approve a resolution to adopt a Deferred Share Unit Plan as more particularly described in the Circular;

5.	To consider and if deemed appropriate approve a resolution to adopt an amended Restricted Share Unit Plan as more particularly described in the Circular;

6.	To consider and if deemed appropriate approve a resolution to renew the Company’s stock option plan; and

7.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

For detailed information with respect to each of the above matters, please refer to the sub-section bearing the corresponding title under “Matters to be acted on at the Meeting” in the Circular.

Notice and Access

The Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s meeting materials.

The Company urges shareholders to review the Circular before voting.

Accessing Meeting Materials online

The Meeting Materials can be viewed online under the Company’s profile at www.sedar.com or at www.americassilvercorp.com/s/agm.asp.

Requesting Printed Meeting Materials

Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR by going to the Company’s website at www.americassilvercorp.com.

To receive the Meeting Materials in advance of the proxy deposit date and Meeting Date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of April 7, 2016

BY ORDER OF THE BOARD OF DIRECTORS

Signed:	“Darren Blasutti”

Darren Blasutti
President and Chief Executive Officer

AMERICAS SILVER CORPORATION
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

TABLE OF CONTENTS

AMERICAS SILVER CORPORATION

MANAGEMENT INFORMATION CIRCULAR

DATED APRIL 7, 2016

GENERAL PROXY INFORMATION

This Management Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Americas Silver Corporation (“Americas Silver” or the “Company”) for use at the Company’s Annual and Special Meeting (the “Meeting”) of holders (“shareholders”) of common shares (“Common Shares”) to be held on May 17, 2016 at Twenty Toronto Street Conference Centre, 20 Toronto Street, Suite 200, Toronto, ON M5C 2B8 at 11:00 a.m. (Toronto time) for the purposes set out in the accompanying Notice of Meeting.

References in this Circular to the Meeting include any adjournment or postponement thereof. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company may also use the services of a proxy advisory firm. The aggregate fees for any advisory proxy firm would be borne by the Company.

The record date for the Meeting is April 7, 2016 (the “Record Date”). The Record Date is the date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 11:00 a.m. (Toronto time) on May 13, 2016, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

Unless otherwise stated, the information contained in this Circular is as at April 7, 2016.

Notice and Access

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting the Circular the Company’s financial statements for the year ended December 31, 2015 and accompanying management’s discussion and analysis (collectively the “Meeting Materials”) electronically on a website that is not SEDAR, the Company must send a notice to shareholders, including non-registered shareholders, indicating that the Meeting Materials have been posted and explaining how a shareholder can access them or obtain from the Company, a paper copy of the Meeting Materials. This Circular has been posted in full on the Company’s website at www.americassilvercorp.com/s/agm.asp and under the Company's SEDAR profile at www.sedar.com.

The Company has determined that those registered and beneficial shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials together with the Notice of Meeting and form of proxy or voting instruction form.

The Company will deliver copies of the applicable proxy-related materials directly to registered shareholders and non-objecting beneficial owners, through the services of its registrar and transfer agent, Computershare Investor Services Inc. The Company intends to pay for the intermediaries to deliver these materials to objecting beneficial owners.

Any shareholder who wishes to receive a paper copy of the Meeting Materials must contact the Company’s transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, Fax: 1-866-249-7775 (Canada and U.S.) or 1-416-263-9524 (International), toll-free: 1-866-964-0492. In order to ensure that a paper copy of the Circular can be delivered to a requesting shareholder in time for such shareholder to review the Circular and return a proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that a shareholder ensure their request is received no later than May 9, 2016.

All shareholders may call toll-free 1-866-964-0492 in order to obtain additional information regarding the Notice-and-Access Provisions or to obtain a paper copy of the Meeting Materials, up to and including the date of the Meeting, including any adjournment or postponement of the Meeting.

Voting Process – Registered Shareholders

Appointment of Proxies

The persons named in the enclosed instrument of proxy are officers and/or directors of the Company. A registered shareholder can appoint another person, who need not be a shareholder, to represent him or her at the meeting by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A registered shareholder appointing a proxy holder may indicate the manner in which the appointed proxy holder can vote with respect to any specific item by checking the space opposite the item on the proxy. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item should be left blank. The Common Shares represented by the proxy submitted by a shareholder will be voted or withheld from voting in accordance with the directions, if any, given in the proxy.

Voting Common Shares by Proxy

Registered shareholders at the close of business on April 7, 2016 may vote their proxies as follows:

On the Internet:

Go to the website indicated on the proxy form and follow the instructions on the screen. If you return your proxy via the internet, you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided. Complete your voting instructions and submit your vote.

By Mail:

Complete the form of proxy and return it in the envelope provided. If you return your proxy by mail you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

By Facsimile:

Complete the form of proxy and return it by facsimile to 1-866-249-7775 (Canada and U.S.) or 1-416-263-9524 (International). If you return your proxy by facsimile you can appoint another person, who need not be a shareholder, to represent you at the Meeting by inserting such person’s name in the blank space provided in the form of proxy. Complete your voting instructions and date, sign and return the form.

Deadline for Receipt of Proxies

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by facsimile or over the internet is by 11:00 am (Toronto time) on May 13, 2016, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. A shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment or postponement thereof. Notwithstanding the foregoing, the Chair of the Meeting has the sole discretion to accept proxies received after such deadline but is under no obligation to do so.

Revocation of Proxies

A proxy submitted pursuant to this solicitation may be revoked in any manner permitted by law and by written notice, signed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney), and deposited with the Company’s transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used.

A proxy submitted pursuant to this solicitation may also be revoked prior to the commencement of voting by attending the Meeting in person and registering with the scrutineers as a registered shareholder personally present.

A revocation of proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, the relevant Common Shares will be voted in favour of the passing of all the resolutions described below.

The enclosed form of proxy confers discretionary authority on the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if amendments or variations to any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the non-registered shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker’s clients. Therefore, non-registered shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return and voting instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting. Common Shares beneficially owned by a non-registered shareholder are registered either:

i.

in the name of an intermediary (“Intermediary”) that the non-registered shareholder deals with in respect of the Common Shares of the Company (Intermediaries include, amongst others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

ii.

in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”) in Canada or The Depository Trust & Clearing Corporation (“DTCC”) in the United States) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Company will distribute copies of the Notice of Meeting and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) together with the Meeting Materials in the case of certain non-registered shareholders to the clearing agencies and Intermediaries for distribution to non-registered shareholders.

Intermediaries are required to forward the applicable proxy-related materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to non-registered shareholders. Generally, non-registered shareholders who have not waived the right to receive proxy-related materials will either:

i.

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre- printed form; or

ii.

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered shareholder when submitting the proxy. In this case, the non-registered shareholder who wishes to submit a proxy should carefully follow the instructions of their Intermediary, including those regarding when and where the completed proxy is to be delivered.

In either case, the purpose of these procedures is to permit non-registered shareholders to direct the voting of the Common Shares of the Company that they beneficially own. Since only registered shareholders and their proxies may attend and vote at the Meeting, if a non-registered shareholder attends the Meeting the Company will have no record of the non-registered shareholder’s shareholding or of his, her or its entitlement to vote unless the non-registered shareholder’s nominee has appointed the non-registered shareholder as proxyholder. Therefore, a non-registered shareholder who receives one of the above forms and wishes to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered shareholder), the non-registered shareholder should strike out the names of the persons listed and insert the non-registered shareholder or such other person’s name in the blank space provided. In either case, non-registered shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A non-registered shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the non-registered shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

In all cases it is important that the voting instruction form or form of proxy be received by the Intermediary or its agent sufficiently in advance of the deadline set forth in the notice of meeting to enable the Intermediary or its agent to provide voting instructions on your behalf before the deadline.

Voting Shares and Principal Holders Thereof

The Record Date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is April 7, 2016. As of the Record Date, the Company had 349,975,205 Common Shares issued and outstanding. Each Common Share carries the right to one vote on all matters to be acted on at the Meeting. Each registered shareholder on the Record Date will be entitled to vote at the Meeting or any adjournment or postponement. All such registered shareholders are entitled to attend and vote in person at the Meeting, the Common Shares held by them or, provided a completed and executed proxy has been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote by proxy at the Meeting the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

BUSINESS OF THE MEETING

Item 1 – Presentation of Audited Financial Statements

Copies of the Company’s audited financial statements for the financial year ended December 31, 2015, together with the auditors’ report thereon, have been mailed to registered shareholders who have requested a copy and will be submitted to the Meeting. No vote will be taken on the financial statements and receipt of such financial statements will not constitute approval or disapproval of any matters referred to therein. Copies of the audited financial statements may be obtained by contacting the Company’s registered office at 145 King Street West, Suite 2870, Toronto, Ontario M5H 1J8, at the Company’s website www.americassilvercorp.com/s/agm.asp or by going to the Company’s profile at www.sedar.com.

Item 2 – Election of Directors

The articles of incorporation of the Company (the “Articles”) currently provide that the board of directors of the Company shall consist of a minimum of three and a maximum of nine directors. The board of directors (the “Board”) presently consists of seven directors, comprised of the following persons: Darren Blasutti, Alex Davidson, Alan Edwards, Peter Hawley, Brad Kipp, Gordon Pridham and Lorie Waisberg.

The Company was incorporated pursuant to Articles dated May 12, 1998 under the Canada Business Corporations Act and conducts mining production, development and exploration in the Americas. The merger of the Company and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed on December 23, 2014 pursuant to a plan of arrangement (the “U.S. Silver Arrangement”) under the Business Corporations Act (Ontario) (the “OBCA”). The resulting consolidated company is a growth-oriented precious metals producer with Scorpio Mining’s producing Cosalá Operations in State of Sinaloa, Mexico and U.S. Silver’s producing Galena Complex in Idaho, United States. The merger created a leading junior silver producer in the Americas while removing redundant costs in a lower silver price environment. The Company’s strategic objective is to expand its silver production through the development of its own projects and consolidation of complementary projects. The Company’s current management and Board are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits globally.

Pursuant to the requirements of the Toronto Stock Exchange (the “TSX”), the Board has adopted a policy for majority voting for individual directors (“Majority Voting Policy”). Under the Majority Voting Policy, the form of proxy for any shareholders meeting where directors are to be elected will enable each shareholder to vote for, or withhold voting on, each director nominee (the “Nominee” or collectively the “Nominees”) separately. If votes “for” the election of a Nominee are fewer than the number voted “withheld”, the Nominee is expected to submit his or her resignation promptly after the meeting of shareholders for the consideration of the Compensation and Corporate Governance Committee (the “CCG Committee” or the “Committee”). The Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation will be disclosed to shareholders. The Nominee will not participate in any CCG Committee or Board deliberations as to whether to accept or reject the resignation. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The Board has fixed the number of directors to be elected at the Meeting at seven directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the general by-law of the Company and the Canada Business Corporations Act. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the Nominees.

The following table contains brief biographies for each of the Nominees, including their principal occupations, business or employment within the past five years, name, province or state and country of residence, independence status, age, date they first became a director of the Company and number of Common Shares, other securities and stock options beneficially owned by each Nominee.

The statement as to the Common Shares, other securities and stock options beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees as at April 7, 2016 in each instance has been provided by the respective Nominee. Unless otherwise indicated, in this Circular all references to “dollar” or the use of the symbol “$” are to the United States dollar and all references to “C$” are to the Canadian dollar.

[***]

Darren Blasutti Age: 47 Ontario, Canada Director since: December 23, 2014 (U.S. Silver & Gold since June 6, 2012 and RX Gold since July 6, 2011)) Non-Independent

Mr. Blasutti is currently the President and Chief Executive Officer of the Company. He was formerly the President and Chief Executive Officer of U.S. Silver & Gold Inc. (“U.S. Silver”), prior to that President and Chief Executive Officer of RX Gold & Silver Inc. (“RX Gold”), and former Senior Vice President of Corporate Development for Barrick Gold Corporation (“Barrick”) until January 2011. At Barrick, he reported to the Chief Executive Officer and played a lead role in the strategic development of Barrick for over 13 years, during which time he executed over 25 gold mining transactions including the acquisition of Homestake Mining Company and Placer Dome Inc. and the consolidation of the world class Cortez property from Rio Tinto. Mr. Blasutti also led the creation of Barrick Energy Inc. to hedge Barrick’s exposure to energy prices and was integral to the initial public offering of African Barrick Gold. During his tenure at Barrick, he also led the Investor Relations function. Mr. Blasutti was previously at PricewaterhouseCoopers LLP where he planned, supervised and managed audits for a variety of clients. Mr. Blasutti is a member of the Canadian Institute of Chartered Accountants and is a director of Noront Resources Ltd. and Chantrell Ventures Corp.

	Common Shares Held
	908,581
	Other Securities Held
	Type			Securities Held (#)
	Warrants, U.S. Silver(1)			191,184
	RSUs(2) (cash settled)			1,180,664
	RSUs(3) (cash or share settled)			217,853
	Options Held(4)
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	July 6, 2011	July 6, 2016	2.68	244,159
	Aug. 28, 2012	Aug. 28, 2017	1.33	294,000
	July 18, 2013	July 18, 2016	0.39	299,040
	Aug. 26, 2013	Aug. 25, 2016	0.46	36,960
	Feb. 6, 2014	Feb. 6, 2017	0.29	588,000
	Jan. 30, 2015	Jan. 30, 2018	0.195	1,000,000
	Feb. 23, 2016	Feb. 23, 2019	0.17	2,000,000

	Board and Committee Membership 2015		Attendance	Other Public Board Memberships
	Board		7 of 7	Noront Resources Ltd. Chantrell Ventures Corp.

1. The warrants are common share purchase warrants of U.S. Silver which are exercisable for Common Shares of the Company following the U.S. Silver Arrangement. The number of warrants held represents the number of Common Shares which may be purchased on the exercise of such warrants.
2. The RSUs represent a deferred payment of a cash incentive bonus and are redeemable for a cash payment based on the value of the Common Shares of the Company.
3. The RSUs represent a deferred payment of a cash incentive bonus and are redeemable for cash payment or Common Shares of the Company based on the value of the Common Shares at the time of redemption. See Item 5 – Approval of Restricted Share Unit Plan, for further information.
4. All prior option grants to those issued by U.S. Silver have been exchanged for Options of the Company.

Alex Davidson Age: 64 Ontario, Canada Director Since: December 23, 2014 (U.S. Silver & Gold since August 13, 2012 and RX Gold since July 6, 2011) Independent

Mr. Davidson is currently a corporate director and was formerly Executive Vice President, Exploration and Corporate Development at Barrick, with responsibility for Barrick’s international exploration programs and corporate development activities. Mr. Davidson joined Barrick in 1993 as Vice President Exploration with responsibility for Barrick’s expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metal Mining Corporation. Mr. Davidson has over 25 years’ experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In 2005, Mr. Davidson was presented the A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors and Developers Association of Canada in recognition of his team’s discovery of the Lagunas Norte Project in the Alto Chicama District in Peru. Mr. Davidson is also a director of Capital Drilling Limited, Amara Mining plc, Orca Gold Inc., Yamana Gold Inc. and Nulegacy Gold Corp.

	Common Shares Held
	332,472
	Other Securities Held
	Type			Securities Held (#)
	Warrants, U.S. Silver(1)			111,720
	DSUs(2)			341,710
	Options Held(2)
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	July 6, 2011	July 6, 2016	2.68	122,079
	Aug. 28, 2012	Aug. 28, 2017	1.33	210,000
	July 18, 2013	July 18, 2016	0.39	74,760
	Aug. 26, 2013	Aug. 25, 2016	0.46	9,240
	Feb. 6, 2014	Feb. 6, 2017	0.29	210,000
	Jan. 30, 2015	Jan. 30, 2018	0.195	400,000
	Feb. 23, 2016	Feb. 23, 2019	0.17	500,000

	Board and Committee Membership 2015		Attendance	Other Public Board Memberships
	Board CCG Committee S&T Committee (4)		7 of 7 2 of 2 2 of 2	Capital Drilling Limited Amara Mining plc Orca Gold Inc. Yamana Gold Inc. Nulegacy Gold Corp.

1. The warrants are common share purchase warrants of U.S. Silver which are exercisable for Common Shares of the Company following the U.S. Silver Arrangement. The number of warrants held represents the number of Common Shares which may be purchased on the exercise of such warrants.
2. The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company at the time of resignation from the Board based on the value of the Common Shares at the time of redemption. See Item 4 – Approval of Deferred Share Units, for further information.
3. All prior option grants to those issued by U.S. Silver have been exchanged for Options of the Company.
4. In addition members of the S&T Committee visited the Cosala Operations.

Alan R. Edwards Age: 58 Arizona, United States Director Since: December 23, 2015 (U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp since June 23, 2011) Independent

Mr. Edwards serves on the board of directors and is President of AE Consulting Corp. He also serves on the board of directors for Entrée Gold Inc. and AQM Copper Inc. (Chairman). From May 2010 to July 2013 he was a director of AuRico Gold Inc. and from July 2013 to July 2015 he was Chairman of the Board, from August 2013 to February 2015 he was Chairman of the Board of Oracle Mining Corp., from September 2012 to July 2013, he was Chief Executive Officer of Oracle Mining Corp., from 2009 to May 2011, he was President and Chief Executive Officer of Copper One Inc., from 2007 to 2009, he was President and Chief Executive Officer of Frontera Copper Corporation. Mr. Edwards holds an MBA from the University of Arizona and a B.S. Mining Engineering also from the University of Arizona.

	Common Shares Held
	247,185
	Other Securities Held
	Type			Securities Held (#)
	Warrants, U.S. Silver(1)			33,600
	DSUs(2)			325,438
	Options Held(3)
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	June 20, 2011	June 24, 2016	2.36	157,584
	Jan. 20, 2012	Jan. 20, 2017	1.85	45,024
	Aug. 28, 2012	Aug. 28, 2017	1.33	210,000
	July 18, 2013	July 18, 2016	0.39	74,760
	Aug. 26, 2013	Aug. 25, 2016	0.46	9,240
	Feb. 6, 2014	Feb. 6, 2017	0.29	210,000
	Jan. 30, 2015	Jan. 30, 2018	0.195	400,000
	Feb. 23, 2016	Feb. 23, 2019	0.17	500,000

	Board and Committee Membership 2015		Attendance	Other Public Board Memberships
	Board S&T Committee (Chair)(4)		7 of 7 2 of 2	Entrée Gold Inc. AQM Copper Inc. (Chairman)

1. The warrants are common share purchase warrants of U.S. Silver which are exercisable for Common Shares of the Company following the U.S. Silver Arrangement. The number of warrants held represents the number of Common Shares which may be purchased on the exercise of such warrants.
2. The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company at the time of resignation from the Board based on the value of the Common Shares at the time of redemption. See Item 4 – Approval of Deferred Share Units, for further information.
3. All prior option grants to those issued by U.S. Silver have been exchanged for Options of the Company.
4. In addition members of the S&T Committee visited the Cosala Operations.

Peter J. Hawley Age: 59 Quebec, Canada Chairman, Director Since: May 12, 1998 Non-Independent

Mr. Hawley is the founder of the Company and is currently the President and Chief Executive Officer of Scorpio Gold Corporation. Formerly he was President and CEO of the Company from July 20, 2012 to April 21, 2013 and prior to December 2010. Mr. Hawley has over 35 years’ experience in the exploration and mining industry and has worked as a consulting geologist to a large number of intermediate and senior mining companies including Teck Corp, Noranda Inc., Placer Dome Inc. and Barrick Gold.

	Common Shares Held
	1,843,436
	Other Securities Held
	Type			Securities Held (#)
	DSUs(1)			439,341
	Options Held
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	May 25, 2011	May 25, 2016	1.31	350,000
	May 24, 2013	May 24, 2018	0.475	500,000
	Jan. 30, 2015	Jan. 30, 2018	0.195	400,000
	Feb. 23, 2016	Feb. 23, 2019	0.17	500,000

	Board and Committee Membership 2015		Attendance	Other Public Board Memberships
	Board (Chairman) S&T Committee(2)		7 of 7 2 of 2	Scorpio Gold Corporation

1. The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company at the time of resignation from the Board based on the value of the Common Shares at the time of redemption. See Item 4 – Approval of Deferred Share Units, for further information.
2. In addition members of the S&T Committee visited the Cosala Operations.

Bradley R. Kipp Age: 52 Mississauga, ON Director Since: June 12, 2014 Independent

Mr. Kipp is currently the Executive Vice-President and Director of Retail Ready Foods Inc. (food distribution and commodity trading) since August 2015; Vice-President Finance of Summit Resource Management Limited (venture capital) since 1997. Director of Equity Financial Holdings Inc. since June 2008. Previously he was Chief Financial Officer and Director of African Copper PLC (mining and exploration) from September 2004 to July 2015. Mr. Kipp has over 20 years’ experience specializing in operations, corporate finance and public company reporting in the mining sector. As part of these activities he has been Chief Financial Officer and/or a Director of several public companies listed on the Toronto and London AIM exchanges. Mr. Kipp is a member of the Chartered Professional Accountants of Canada and a member of the Chartered Financial Analyst Institute.

	Common Shares Held
	N/A
	Other Securities Held
	Type			Securities Held (#)
	DSUs(1)			357,982
	Options Held
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	Jan. 30, 2015	Jan. 30, 2018	0.195	400,000
	Feb. 23, 2016	Feb. 23, 2019	0.17	500,000

	Board and Committee Membership 2015		Attendance	Other Public Board Memberships
	Board Audit Committee (Chair)		7 of 7 5 of 5	Retail Ready Foods Inc. Equity Financial Holdings Inc.

1. The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company at the time of resignation from the Board based on the value of the Common Shares at the time of redemption. See Item 4 – Approval of Deferred Share Units, for further information.

Gordon E. Pridham Age: 61 Ontario, Canada Director Since: December 23, 2014 (U.S. Silver & Gold since August 13, 2012 and U.S. Silver Corp. since November 10, 2008) Independent

Mr. Pridham is currently Principal of Edgewater Capital and sits on the public company boards of Newalta Corporation (Chairman), CHC Student Housing Inc. (Chairman), Orvanna Minerals Inc. Formerly, Chairman of the Board of U.S. Silver & Gold Inc. He is on the advisory board for Enertech Capital a Clean Tech Venture Fund. Recent activities include merger of US Silver with RX Gold as Chairman, sale of Norock Realty to Partners REIT as Chairman of the Special Committee, and sale of Western Prospector to CNNC as Chairman of the Special Committee.

Mr. Pridham has over 35 years of experience financing and advising public and private companies in a cross section of industries, particularly in the resource sector. He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions in Corporate Banking, Investment Banking and Capital Markets.

Mr. Pridham is a graduate of the University of Toronto and the Institute of Corporate Directors program.

	Common Shares Held
	361,234
	Other Securities Held
	Type			Securities Held (#)
	Warrants, U.S. Silver(1)			56,280
	DSUs(2)			341,710
	Options Held(3)
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	June 24, 2011	June 24, 2016	2/36	112,560
	Sept. 16, 2011	Sept. 16, 2016	2.89	45,024
	Jan. 20, 2012	Jan. 20, 2017	1.85	67,536
	Aug. 28, 2012	Aug. 28, 2017	1.33	210,000
	July 18, 2013	July 18, 2016	0.39	74,760
	Aug. 26, 2013	Aug. 25, 2016	0.46	9,240
	Feb. 6, 2014	Feb. 6, 2017	0.29	210,000
	Jan. 30, 2015	Jan. 30, 2018	0.195	400,000
	Feb. 23, 2016	Feb. 23, 2019	0.17	500,000
	Board and Committee Membership 2015		Attendance	Other Public Board Membership
	Board Audit Committee CCG Committee		7 of 7 5 of 5 2 of 2	Newalta Corporation (Chairman) CHC Student Housing Inc. (Chairman) Orvanna Minerals Inc. Enertech Capital (Advisory Board)

1. The warrants are common share purchase warrants of U.S. Silver which are exercisable for Common Shares of the Company following the U.S. Silver Arrangement. The number of warrants held represents the number of Common Shares which may be purchased on the exercise of such warrants.
2. The DSUs represent a deferred payment of the director’s board fees and are redeemable for Common Shares of the Company at the time of resignation from the Board based on the value of the Common Shares at the time of redemption. See Item 4 – Approval of Deferred Share Units, for further information.
3. All prior option grants to those issued by U.S. Silver have been exchanged for Options of the Company.

Lorie Waisberg Age: 74 Ontario, Canada Director Since: December 23, 2014 (U.S. Silver & Gold since August 13, 2012 and RX Gold & Silver since July 6, 2011) Independent

Mr. Waisberg is a corporate director currently serving as Chairman and a director of, Chemtrade Logistics Income Fund and a director of Chantrell Ventures Corp., Metalex Ventures Ltd. Tembec Inc., and Northern Uranium Corp. Prior to retirement, Mr. Waisberg served as Executive Vice President, Finance and Administration of Co-Steel Inc., a steel manufacturer. Prior thereto, Mr. Waisberg practiced law with a major Canadian law firm. Mr. Waisberg is accredited as ICD.D by the Institute of Corporate Directors.

	Common Shares Held
	89,825
	Other Securities Held
	Type			Securities Held (#)
	DSUs(1)			357,982
	Options Held(2)
	Date Granted	Expiry Date	Exercise Price	Total Unexercised Options (#)
	July 6, 2011	July 6, 2016	2.68	97,663
	Aug. 28, 2012	Aug. 28, 2017	1.33	210,000
	July 18, 2013	July 18, 2016	0.39	74,760
	Aug. 26, 2013	Aug. 25, 2016	0.46	9,240
	Feb. 6, 2014	Feb. 6, 2017	0.29	210,000
	Jan. 30, 2015	Jan. 30, 2018	0.195	400,000
	Feb. 23, 2016	Feb. 23, 2019	0.17	500,000

	Board and Committee Membership 2015		Attendance	Other Public Board Memberships
	Board Audit Committee CCG Committee(Chair)		7 of 7 2 of 2(3) 2 of 2	Chantrell Ventures Corp. Chemtrade Logistics Income Fund (Chairman) Metalex Ventures Ltd. Tembec Inc. Northern Uranium Corp.

1. The DSUs represent a deferred payment of the director’s board fees and are redeemable for cash or Common Shares of the Company at the time of resignation from the Board based on the value of the Common Shares at the time of redemption. See Item 4 – Approval of Deferred Share Units, for further information.
2. All prior option grants to those issued by U.S. Silver have been exchanged for Options of the Company. 3. Mr. Waisberg was appointed to the Company’s Audit Committee on May 19, 2015.

Corporate Cease Trade Orders, Bankruptcies and Insolvencies

Except as disclosed below, as at the date of this Circular and within the 10 years before the date of this Circular, none of the persons named above:

(a)      is, or has been, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)      has within 10 years before the date of the Circular became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

Mr. Edwards, a director of the Company, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

Mr. Waisberg was a director of FMF Capital Group Ltd. (“FMF”) from March 2005 to May 18, 2007. On May 18, 2007 a subsidiary of FMF (of which Mr. Waisberg was not a director) conveyed its assets to a trustee to facilitate the orderly wind-up of its business.

Penalties and Sanctions

To the Company’s knowledge, none of the Nominees for election as director have been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Additional Information regarding the Board

For additional information regarding the Company’s Board, including compensation, corporate governance practices, independence and directorships of other public company boards, see “Statement of Executive & Director Compensation – Director Compensation” and “Statement of Corporate Governance Practices”.

Item 3 – Appointment of Auditor

Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution to appoint PricewaterhouseCoopers LLC, Chartered Accountants, Toronto, Ontario (“PwC”) as auditor of the Company to hold office until the close of the next annual meeting of the Company or until the auditor is removed from office or resigns. It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor. PwC has been the Company’s auditor since August 17, 2015.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of Deloitte as auditor of the Company until the close of the next annual meeting of shareholder and to authorize the directors to fix their remuneration.

Item 4 – Approval of Deferred Share Unit Plan

The Board has adopted a deferred share unit plan (the “DSU Plan”) effective July 1, 2015, the particulars of which are described below. The Board is seeking Shareholder ratification of the DSU Plan. 1

The purpose of the DSU Plan is to advance the interests of the Company and its Affiliates by attracting and retaining highly competent persons as Directors, officers and employees, to allow such persons to participate in the long term success of the company and to promote a greater alignment of interests between the participants designated under this Plan and the shareholders of the Company. For the time being, the DSU Plan will serve as a method of deferring director fee compensation of the Board. As discussed further below, Board fees are to be paid in the form of vested deferred share units (“DSUs”) and settled in either cash or shares (subject to Shareholder approval of the DSU Plan) at the discretion of the Company in connection with the applicable director’s departure from the Board. The DSU Plan will be available for inspection and placed before the Shareholders for approval at the Meeting. The DSU Plan will also be posted on the Company’s website at www.americassilvercorp.com/s/agm.asp.

The DSU Plan is administered by the Compensation & Corporate Governance Committee of the Board (the “CCG Committee”) under the supervision of the Board. Under the DSU Plan, the CCG Committee grants DSUs (a “DSU Award”) to DSU Participants. The CCG Committee also determines the effective date of the DSU Award, the number of DSUs to be allocated, the terms and conditions of vesting (if any), and such other terms and conditions which the CCG Committee considers appropriate, subject to confirmation by the Board.

Each DSU Award entitles the DSU Participant to receive, subject to adjustment as provided for in the DSU Plan, a lump sum cash payment or, at the Company’s discretion, Common Shares equal to the whole number of DSUs credited to the DSU Participant (plus a cash settlement for any fraction of a DSU). DSU Awards are to be settled in the manner specified by the CCG Committee following the date the DSU Participant ceases to be a director, officer or employee of the Company but not later than December 15th of the calendar year commencing immediately after the DSU Participant ceases to be a director, officer or employee of the Company (the “Settlement Date”).

_______________________________________
1 In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s security holders. Since the DSU Plan does not have a fixed maximum number of securities issuable pursuant thereto the issuer’s security holders will be required to approve a renewal of the DSU Plan no later than May 17, 2019.

DSUs are akin to phantom shares that track the value of the underlying Common Share, but do not entitle the DSU Participant to the underlying Common Shares, nor do they entitle a DSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the DSU vests (if applicable) and the DSU Participant receives Common Shares. DSUs and all other rights, benefits or interests in the DSU Plan are non-transferrable (other than to the DSU Participant’s beneficiary or estate, as the case may be, upon the death of the DSU Participant).

For the purposes of the DSU Plan, the value of the DSU on the Settlement Date is the market price, being the volume-weighted average price of the Common Shares on the TSX for the five trading days immediately preceding such Settlement Date (“VWAP”), but if the Common Shares did not trade on such trading days, the market price shall be average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day.

The Company may from time to time impose trading blackouts in accordance with applicable securities laws during which some or all DSU Participants may not trade in the securities of the Company. If the Settlement Date of any Award of DSUs falls within such a blackout period, it shall be automatically extended to the date which is ten business days following the end of such blackout period.

Subject to applicable regulatory approval, the Board may, in its discretion, without the consent of any DSU Participant, amend or terminate the DSU Plan; provided, however, that no such amendment may, unless required by law, adversely affect the rights of any DSU Participant with respect to the DSUs the Participant is then entitled to without their written consent. Without limiting the generality of the foregoing, the Board may make the following amendments to the DSU Plan without obtaining Shareholder approval:

(a)	amendments to the vesting provisions of the Plan and any DSU Agreement;

(b)

amendments to the terms and conditions of the DSU Plan necessary to ensure that the DSU Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(c)	amendments to the provisions of the DSU Plan respecting administration of the DSU Plan;

(d)	amendments to the provisions of the DSU Plan respecting the terms and conditions on which DSU Awards may be made pursuant to the DSU Plan;

(e)	amendments to the DSU Plan that are of a "housekeeping" nature; and

(f)	any other amendments, fundamental or otherwise, not requiring shareholder approval under applicable laws or applicable policies of the TSX.

The Board may not, without the approval of the Company’s shareholders, make the following amendments to the DSU Plan:

(a)	an increase to the DSU Plan maximum or the number of Common Shares reserved for issuance under the DSU Plan;

(b)	amendment provisions granting additional powers to the Board to amend the DSU Plan or entitlements thereunder;

(c)	extension of the termination or expiry of a DSU Award;

(d)	the removal or increase of insider participation limits;

(e)	any change that would materially modify the eligibility requirements for the participation in this Plan; and

(f)	any amendment that permits the assignment or transfer of a DSU other than for normal estate planning purposes.

The Board has determined that the maximum number of Common Shares available for issuance upon redemption of DSUs, combined with the number of Common Shares issuable under all security-based compensation arrangements of the Company (including the Company’s Stock Option Plan, DSU Plan and RSU Plan, discussed later), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares issuable at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

The maximum aggregate value of DSU Awards granted under the DSU Plan to any non-employee director in a one-year period combined with the value of all grants under other security-based compensation arrangements of the Company in such one-year period shall not exceed $150,000, provided the value of options granted under any stock option plan of the Company shall not exceed $100,000. The foregoing limitations do not apply to grants made in lieu of directors’ fees.

Since the adoption of the DSU Plan, the Board granted an aggregate of 2,164,161 DSUs to directors of the Company in lieu of fees. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees earned. As of the date hereof, there are 2,164,161 DSUs outstanding and the 2,164,161 Common Shares issuable on settlement of the outstanding DSUs represent approximately 0.61% of the currently issued and outstanding Common Shares.

The DSU Plan, must be approved by at least a majority of the votes cast at the Meeting by Shareholders who vote in respect of approval of the DSU Plan (present in person or by proxy).

Based on the foregoing, Shareholders are being requested to consider and, if thought advisable, to pass the following ordinary resolution approving the DSU Plan, with or without variation:

“NOW BE IT RESOLVED that:

1.	the DSU Plan, as approved by the Board of Directors, is hereby ratified, confirmed and approved;

2.

the DSU Plan providing for the treasury issuance of common shares of the Company upon redemption of deferred share units (“DSUs”) that are granted after the date hereof, substantially as incorporated in the form of the DSU Plan presented to the shareholders of the Company, is hereby approved, subject to such revisions as may be required by any stock exchange upon which the Company is listed from time to time, and any director or officer of the Company is hereby authorized and directed to settle the terms thereof and to execute and deliver for and on behalf of and in the name of the Company the DSU Plan and any other documents in relation thereto as may be approved by such director or officer (the “DSU Plan Documents”), and the DSU Plan Documents so executed shall be conclusively deemed to be the DSU Plan Documents authorized and approved by this resolution and the Company is authorized to perform its obligations under the DSU Plan and any associated DSU Plan Documents;

3.	the prior issuances of DSUs in accordance with the DSU Plan, as disclosed in the Circular, are hereby ratified, confirmed and approved;

4.

the unallocated entitlements under the DSU Plan are hereby approved and the Company will have the ability to grant DSUs to be settled by the issuance of common shares issued from treasury under the DSU Plan until May 17, 2019;

5.

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions; and

6.	the directors be authorized in their sole discretion not to proceed with the DSU Plan, or to terminate the DSU Plan, without further approval from the shareholders.”

The Board has concluded that the DSU Plan, is in the best interests of the Company and its Shareholders. Accordingly, the Board unanimously recommends that the Shareholders approve the DSU Plan, as amended, by voting FOR this resolution at the Meeting.

Proxies received in favour of management will be voted FOR the DSU Plan unless the Shareholder has specified in the proxy that his or her Common Shares are to be voted against such resolution. Where no choice is specified by a Shareholder, the proxy will confer discretionary authority and will be voted FOR the DSU Plan Resolution ratifying, confirming and approving the adoption of the DSU Plan.

Item 5 – Approval of Restricted Share Unit Plan

The Board adopted a restricted share unit plan (the “RSU Plan”) dated effective January 30, 2015 for cash only redemption of grants. The Board has amended the RSU Plan effective February 23, 2016 to allow for either cash redemption or security based redemption (subject to required TSX and shareholder approval). The Board is seeking Shareholder approval of the RSU Plan as amended.2

The purpose of the RSU Plan is to advance the interests of the Company and its Affiliates by attracting and retaining highly competent persons as officers and employees, to allow such persons to participate in the long term success of the company and to promote a greater alignment of interests between the participants designated under the RSU Plan and the shareholders of the Company. Currently the Company has granted restricted share units (“RSUs”) in two situations: (i) as a retention measure to employees, particularly at the projects of the Company and its affiliates who may not participate in the Company’s stock option plan, with such grants typically vesting on the third anniversary of the date granted and settled in cash; and (ii) as a cash conservation measure, in lieu of annual incentive cash bonuses awarded to executive officers of the Company, with such grants vesting immediately but not fully redeemable until the first or second anniversary of the date of grant. The RSU Plan will be available for inspection and placed before the Shareholders for approval at the Meeting. The RSU Plan will also be posted on the Company’s website at www.americassilvercorp.com/s/agm.asp.

______________________________________
2 In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s security holders. Since the RSU Plan does not have a fixed maximum number of securities issuable pursuant thereto the issuer’s security holders will be required to approve a renewal of the RSU Plan no later than May 17, 2019.

When vested, each RSU entitles the RSU Participant to receive, subject to adjustments as provided for in the RSU Plan, one Common Share (subject to Shareholder approval of the RSU Plan) or payment in cash for the equivalent thereof. The terms and conditions of vesting (if applicable) of each grant are determined by the CCG Committee at the time of the grant. The vesting of each grant cannot extend beyond December 31st of the third calendar year after the year in which the Grant occurred. RSUs may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of other than to the RSU Participant’s beneficiary or estate, as the case may be, upon the death of the RSU Participant. RSUs are akin to the DSUs and phantom shares that track the value of the underlying Common Shares, but do not entitle the recipient to the underlying Common Shares until such RSUs vest, nor do they entitle an RSU Participant to exercise voting rights or any other rights attaching to ownership or control of the Common Shares, until the RSU vests and the RSU Participant receives Common Shares.

Subject to the Board’s discretion to accelerate vesting and the provisions of any applicable Award Agreement, upon the RSU Participant incurring a termination date prior to the RSU vesting date, all RSUs previously credited to such RSU Participant’s account, which did not become vested RSUs on or prior to the Participant’s termination date, shall be terminated and forfeited as of such termination date.

At the time of adoption of the RSU Plan, grants were designed to be settled by a cash payment. The Board determined that it was beneficial to amend the RSU Plan to provide the Company with the option of settling grants through the treasury issuance of Common Shares. In the opinion of the Board, this has the benefit of enabling the Company to better manage cash flow upon RSU settlements. In the case of settlement of a Grant for Common Shares, the Company would now have the option to issue from treasury one Common Share for each RSU held by the RSU Participant eligible to redeem a RSU.

For the purposes of the RSU Plan, the value of the RSU on the Redemption date is the number of RSUs in the RSU Participant’s account times the fair market value of the Common Shares which is the weighted average price of the Common Shares on the TSX for the five days on which the Common Shares were traded immediately preceding such Redemption Date, but if the Common Shares did not trade on such trading days, the fair market value shall be the average of the bid and ask prices in respect of the Common Shares at the close of trading on such trading day.

The Company may from time to time impose trading blackouts during which some or all RSU Participants may not trade in the securities of the Company. If the redemption date of any grant falls within such a blackout period, it shall be automatically extended to the date which is ten (10) business days following the end of such blackout period.

Subject to applicable regulatory approval, the Board may, in its discretion, without the consent of any RSU Participant, amend or terminate the RSU Plan; provided, however, that no such amendment may, unless required by law, adversely affect the rights of any RSU Participant with respect to the RSUs the Participant is then entitled to without their written consent. Without limiting the generality of the foregoing, the Board may make the following amendments to the RSU Plan without obtaining shareholder approval:

(a)	amendments to the vesting provisions of the Plan and any Award Agreement.

(b)

amendments to the terms and conditions of the RSU Plan necessary to ensure that the RSU Plan complies with the applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of the TSX in place from time to time;

(c)	amendments to the provisions of the RSU Plan respecting administration of the RSU Plan;

(d)	amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSU Awards may be made pursuant to the RSU Plan;

(e)	amendments to the RSU Plan that are of a "housekeeping" nature; and

(f)	any other amendments, fundamental or otherwise, not requiring shareholder approval under applicable laws or applicable policies of the TSX.

The Board may not, without the approval of the Company’s shareholders, make the following amendments to the RSU Plan:

(a)	an increase to the RSU Plan maximum or the number of Common Shares reserved for issuance under the RSU Plan;

(b)	amendment provisions granting additional powers to the Board to amend the RSU Plan or entitlements thereunder;

(c)	extension of the termination or expiry of an RSU Award;

(d)	the removal or increase of insider participation limits;

(e)	a any change that would materially modify the eligibility requirements for participation in this Plan; and

(f)	any amendment that permits the assignment or transfer of a RSU other than for normal estate planning purposes.

The Board has determined that the maximum number of Common Shares available for issuance upon the redemption of RSUs, combined with the number of Common Shares reserved for issuance under all security-based compensation arrangements of the Company (including the Company’s Stock Option Plan and DSU Plan), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

At the time of the amendment of the RSU Plan, the Board granted an aggregate of 3,019,728 RSUs to officers and employees of the Company that may to be settled in Common Shares. As of the date hereof there are 3,019,728 RSUs outstanding and the 3,019,728 Common Shares issuable on settlement of the outstanding RSUs represent approximately 0.86% of the currently issued and outstanding Common Shares.

The RSU Plan, as amended, must be approved by at least a majority of votes cast at the Meeting by the Shareholders who vote in respect of the approval of the RSU Plan (present in person or represented by proxy).

Based on the foregoing, Shareholders are being requested to consider and, if thought advisable, to pass the following ordinary resolution approving the RSU Plan, with or without variation:

“WHEREAS the Board of Directors has approved an amended restricted share unit plan dated February 23, 2016 (the “RSU Plan”) as described in the Company’s management information circular for the Meeting held on May 17, 2016 (the “Circular”), subject to the approval of the Toronto Stock Exchange and the holders of Common Shares;

NOW BE IT RESOLVED that:

1.	the RSU Plan, as approved by the Board of Directors, is hereby ratified, confirmed and approved;

2.

the amendment to the RSU Plan providing for the treasury issuance of common shares of the Company upon redemption of RSUs that are granted after the date hereof, substantially as incorporated in the form of the RSU Plan presented to the shareholders of the Company, is hereby approved, subject to such revisions as may be required by any stock exchange upon which the Company is listed from time to time, and any director or officer of the Company is hereby authorized and directed to settle the terms thereof and to execute and deliver for and on behalf of and in the name of the Company the RSU Plan and any other documents in relation thereto as may be approved by such director or officer (the “RSU Plan Documents”), and the RSU Plan Documents so executed shall be conclusively deemed to be the RSU Plan Documents authorized and approved by this resolution and the Company is authorized to perform its obligations under the RSU Plan and any associated RSU Plan Documents;

3.	the prior issuances of RSUs that may be settled in common shares, in accordance with the RSU Plan, as disclosed in the Circular, are hereby ratified, confirmed and approved;

4.

the unallocated entitlements under the RSU Plan are hereby approved and the Company will have the ability to grant RSUs to be settled by the issuance of common shares issued from treasury under the RSU Plan until May 17, 2019;

5.

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions; and

6.	the directors be authorized in their sole discretion not to proceed with the RSU Plan, or to terminate the RSU Plan, without further approval from the shareholders.”

The Board has concluded that the RSU Plan, as amended, is in the best interests of the Company and its Shareholders. Accordingly, the Board unanimously recommends that the Shareholders approve the RSU Plan, as amended, by voting FOR this resolution at the Meeting.

Proxies received in favour of management will be voted FOR the RSU Plan unless the Shareholder has specified in the proxy that his or her Common Shares are to be voted against such resolution. Where no choice is specified by a Shareholder, the proxy will confer discretionary authority and will be voted FOR the RSU Plan Resolution ratifying, confirming and approving the adoption of the RSU Plan.

Item 6 – Renewal of Stock Option Plan

The Company has a stock option plan (the “Stock Option Plan”) for officers, directors, employees and consultants of the Company, prepared in compliance with the policies of the TSX and approved by the Company’s shareholders. The purpose of the stock option plan is to improve the Company’s long-term financial success by closely aligning the participants’ personal interests with those of the Company’s shareholders. See “Longer Term Incentives – Option Based Awards and Restricted Share Units” for a more detailed description of the Stock Option Plan. The Stock Option Plan will be available for inspection and placed before the Shareholders for approval at the Meeting. The Stock Option Plan will also be posted on the Company’s website at www.americassilvercorp.com/s/agm.asp.

The Stock Option Plan was amended and restated effective January 30, 2015 in order to adopt certain amendments to the Company's previous stock option plan. The amendments were made to include a cashless exercise feature, to provide for earlier notice of a change of control transaction and to provide for the eventual termination, at the discretion of the Board, of vested options following the completion of a change of control. The amendments also provide additional clarifications regarding the right of the Company to satisfy its obligation to remit withholding taxes on the exercise of options. The remaining amendments were of a “housekeeping” nature. Each of the amendments was permitted by the terms of the Company's previous stock option plan to be made by the Board without further approval by the Shareholders. As such, the Company will not seek shareholder approval for these amendments.

In accordance with the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the issuer’s security holders. Since the Stock Option Plan does not have a fixed maximum number of securities issuable pursuant thereto and was last approved by Shareholders on June 13, 2013, Shareholders are required to approve all unallocated options issuable pursuant to the Stock Option Plan by no later June 13, 2016. Accordingly, Shareholders are being asked at the Meeting to pass a resolution approving all unallocated options, rights or other entitlements under the Stock Option Plan.

The Board has determined that the maximum number of Common Shares available for issuance upon the exercise of stock options, combined with the number of Common Shares reserved for issuance under all security-based compensation arrangements of the Company (including the Company’s RSU Plan and DSU Plan), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

As at April 7, 2016, stock options to purchase a total of 26,939,958 Common Shares were issued and outstanding under the Stock Option Plan, representing approximately 7.69% of the issued and outstanding Common Shares on such date. The Board has approved the unallocated options under the Stock Option Plan.

If the resolution approving all unallocated options, rights and entitlements under the Stock Option Plan is not approved by the Shareholders at the Meeting, then currently outstanding options will continue in full force and be unaffected however, no new grants of options will be made pursuant to the Stock Option Plan and currently outstanding options that are subsequently cancelled or terminated will not be available to be re-granted by the Company.

Shareholders will therefore be asked at the Meeting to pass the following ordinary resolution, with or without variation, relating to the approval as described above:

“BE IT RESOLVED THAT:

1.

all unallocated options, rights or other entitlements under the Stock Option Plan of the Company be and are hereby approved and the Company shall have the ability to grant awards under the Stock Option Plan until May 17, 2019; and

2.

any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolutions.”

The TSX requires that the resolution approving all unallocated options, rights or other entitlements under the Stock Option Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person at the Meeting.

Unless the shareholder directs that his or her Common Shares should be voted against the foregoing resolution, the persons named in the enclosed form of proxy intend to vote FOR the resolution approving the unallocated options under the Stock Option Plan of the Company.

[***]

STATEMENT OF EXECUTIVE & DIRECTOR COMPENSATION

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Company is required to disclose all direct and indirect compensation provided to certain executive officers and directors for, or in connection with, services they provided to the Company in the previous financial year. Accordingly, set out below under the heading “Compensation Discussion and Analysis” are details of the executive compensation amounts provided to certain current and former executive officers and directors of the Company for services they have provided to the Company during the most recently completed financial year. Included in the disclosure set out below is a discussion and analysis of the significant elements of the compensation awarded to, earned by, paid to, or payable to certain current and former executive officers and directors of the Company. The objective of this disclosure is to provide insight into executive compensation decisions made by the Company during the most recently completed financial year.

In this section, the individuals in the “Summary Compensation Table” are referred to as the named executive officers (“Named Executive Officers” or “NEOs”).3

Compensation Discussion and Analysis

Overview of Executive Compensation Program

The Company’s overall strategic objective is to expand its silver production through the development of its own projects and consolidation of complementary projects. As part of its business strategy the Company is focused on:

(i)	executing operational targets (including safety, costs, production, and environmental);

(ii)	maintaining a strong financial position;

(iii)	enhancing value through project development and continuous improvement of its existing operations; and

(iv)	disciplined growth through additional, value-enhancing, merger and acquisition opportunities.

The goal of the Company’s compensation program is to support the above strategic objectives by attracting, retaining and inspiring performance by members of senior management to further the future success and growth of the Company through competitive compensation, paying for performance, aligning compensation with the shareholders’ interests, and providing the flexibility necessary to accommodate the needs of the Company in changing business and market conditions.

__________________________________________
3 Note: NEOs to be included in the “Summary Compensation Table” in accordance with NI 51-102 are the following:

(a)	the Chief Executive Officer (“CEO”) of the Company for any part of the most recently completed financial year;
(b)	the Chief Financial Officer (“CFO”) of the Company for any part of the most recently completed financial year;
(c)

each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed fiscal year and whose total compensation was, individually more than $150,000 as determined in accordance with subsection 1.3(6) of Form, 51- 102F6 – Statement of Executive Compensation; and

(d)

any individuals who would be a NEO under paragraph (c) above, but for the fact that the individual was neither an executive officer of the Company nor acting in a similar capacity, at the end of the fiscal year.

In particular, the Company’s compensation program aims to support growth by rewarding:

(i)	individual skill and experience of executives;

(ii)	corporate and individual performance objectives; and

(iii)	long-term appreciation of the Company’s share price.

Compensation Review Process

The Compensation & Corporate Governance Committee (“CCG Committee”) was constituted on the closing of the U.S. Silver Arrangement at the end of 2014 and replaced the formerly separate Compensation Committee and Nominating Committees. The CCG Committee assists the Board in overseeing certain compensation and succession planning matters as well as fulfilling the corporate governance and director nominating responsibilities of the Company. The CCG Committee is composed of: Lorie Waisberg (Chair), Gordon Pridham, and Alex Davidson, each of whom is “independent” within the meaning of NI 52-110. Each of the members of the CCG Committee has direct experience in the management and administration of compensation matters in their role as an executive officer or a board member. This experience has involved the planning and development of such programs and an analysis of competitive trends in compensation and pay for performance practices. Collectively, the attributes and experiences of the members ensure that the CCG Committee will function effectively in reviewing, assessing and recommending to the Board appropriate compensation policies and practices for the Company.

The CCG Committee has the responsibility of maintaining awareness of competitive compensation practices and of reviewing and reporting to the Board, on at least an annual basis, recommendations on compensation packages for the executive officers and directors of the Company. The CCG Committee generally assumes responsibility for assisting the Board in respect of compensation policies for the Company, and in conjunction with the CEO, assessing the performance of the officers of the Company in fulfilling their responsibilities and meeting business objectives. The CCG Committee, following input from the Board, also annually assesses the performance of the CEO.

CCG Committee business includes a review of the attainment of the performance targets established for the payout, if any, of the annual cash bonus awards for the current year as well as the proposed bonus targets for the next following year including the selection of the performance criteria, the establishment of the performance targets, the participants in the executive incentive bonus programs, the percentage of a participants salary subject to an award and the establishment of individual and corporate objectives. The end-of-year meeting of the CCG Committee may also include a review and recommendation to the Board of proposed changes to base salary as well as the proposed grant of long term incentive awards comprised of time based share unit awards (“restricted share units” or “RSUs”) or stock options to acquire the Company’s Common Shares (“Options”) to eligible participants.

In conducting its review, the CCG Committee has regard to current compensation levels and practices including published industry surveys, independent reports and other publicly available data. The CCG Committee may also retain independent compensation consultants as required to assist it in fulfilling its responsibilities, with a view to ensuring that the compensation arrangements are supportive of the Company meeting its business objectives. The compensation arrangements are then reviewed by the CCG Committee having regard to the above mentioned practices and data as well as internal data and recommendations provided by the CEO. The CCG review of proposed compensation matters by the CCG Committee and the approval thereof by the Board (both of which are comprised of a majority of independent directors) provides the independent directors with significant input into such compensation decisions. See “Board Committees - Compensation and Corporate Governance Committee" for further details on the responsibilities of the CCG Committee.

Elements of Executive Compensation

The Company’s executive compensation program consisted of the following elements: (i) base salary; (ii) annual performance-based incentives; (iii) long-term compensation consisting of equity stock options and restricted share units; and (iv) medical and other benefits.

Compensation Element	Summary and Purpose of Compensation Element
Base Salary

Base salaries form a central element of the Company’s compensation mix and are used as a measure to compare to, and remain competitive with, compensation offered by competitors and as the base to determine other elements of compensation and benefits. Base salaries are generally fixed and therefore not subject to uncertainty.

Annual Performance-Based Incentive

While base salaries are fixed, annual bonuses are tied to performance and are a variable component of compensation designed to reward NEOs for maximizing operating and financial performance of the Company. Annual bonuses are paid at the discretion of the Board and are determined based on a number of factors, including financial and operational performance. These bonuses are intended to capture quantitative and qualitative assessments of performance.

Longer Term Incentives -Stock Options and Restricted Share Units

The granting of stock options is a variable component of compensation intended to reward the Company’s executive officers and Directors for success in achieving sustained, long-term profitability and increases in stock value, and aligning interests with shareholders. Restricted share units are time based and may be granted to NEOs and other Company personnel. Share unit awards similarly align interests with shareholders and support long term Company objectives.

Other Compensation

The Company’s benefits plans provide financial reassurance in the event of illness, disability or death. The Company’s executive employee benefit program includes life, medical, dental and disability insurance.

Below is a description of why the Company currently chooses to pay each element of compensation and how the amount to be paid for each element is determined.

Base Salary

To ensure the Company will continue to attract and retain qualified and experienced executives, base salaries are reviewed and, if appropriate, adjusted annually in order to ensure they remain competitive for comparable companies and realities in the market. The CCG Committee reviews the recommendations of the CEO and recommends to the Board base salaries for executive officers taking into consideration the individual’s performance, contributions to the success of the Company, and internal equities among positions. No specific weightings are assigned to each of the above factors; instead a subjective determination is made based on a general assessment of the individual relative to such factors. Following the closing of the U.S. Silver Arrangement transaction, base salaries were rationalized to bring former US Silver pay rates more in line to former Scorpio Mining salaries while also recognizing the increased scope of responsibilities within a growing combined company.

Annual Performance Based Incentive

An important aspect of the compensation strategy is to encourage and recognize strong levels of performance by linking achievement of more specific short-term (i.e. yearly) goals such as the execution and implementation of the Company’s stated objectives and plans with variable compensation in the form of an annual bonus or short term incentive awards. The bonus can be expressed as a percentage of annual base salary with a maximum amount stipulated and is awarded at the discretion of the Board as recommended by the CCG Committee with input from the CEO. Target bonus awards currently range from 40% to 100% of the base salary of the executive team. The incentive bonus plan for the Company leadership team consists of a split of corporate and individual objectives comprising 60% and 40% of the bonus opportunity respectively.

Any bonuses to be awarded in early 2016 for 2015 performance were determined by considering a number of factors, including the following corporate performance factors:

(i)	complete accretive acquisition merger of gold/silver producer;

(ii)

total shareholder return – as measured against nine other comparable companies (excluding the impact of certain corporate events) with bonus opportunity measured on a sliding scale from 0-200% depending on the Company’s relative position at the end of 2015;

(iii)	an overall 25% reduction in the company safety incidents as measured by reportable “lost time incidents” “lost time accidents” and “serious and substantial” safety citations compared with 2015; and

(iv)	achieving guidance for production and “all-in” cost guidance; certain other strategic objectives for the company. [4]

A summary of bonus opportunity and the assessment for 2015 with respect to the Company’s corporate objectives is set forth below.

Objectives	Corporate				Total
	Accretive Acquisition of Gold/Silver Producer	Total Shareholder Return	Safety/Compliance Metric	Production/Costs Guidance
Bonus Opportunity	20%	15%	10%	15%	60%
Assessment	0%	10%	4%	15%	29%

_________________________________________________
4 The Company`s guidance for 2015 is production of 4.6 – 5.2 million silver equivalent ounces at all-in sustaining costs of $16.50 - $17.50 per ounce. Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS financial performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2015 year-end and quarterly MD&A.

Individual objectives (40% of bonus opportunity) are intended to support the operational and strategic goals of the Company and may be subject to subjective determination as to their achievement by the CCG Committee and Board. Performance relative to these objectives are also expected to be qualitatively assessed in the context of circumstances and challenges arising throughout the year.

Actual bonus amounts were determined by referencing ranges referenced in the employment contracts of the NEO’s. A summary of the target award percentages and the actual bonuses paid for 2015 for each NEO is set forth below. Note that, as a cash conserving measure, awarded cash bonuses were not paid in cash but granted in the form of RSUs. The number of RSUs granted equaled the dollar amount of the bonus payable by way of RSUs divided by the average closing price of the Common Shares for the five-trading days immediately preceding the date of grant and grossed up by a factor of 1.25 to reflect the added risk of deferral exposure to the stock price. The award agreements for deferred payment provide that the RSUs granted here vest immediately but may be redeemed only on a future date but otherwise immediately in the event of a change in control of the Company or the termination or death of the executive officer5. The CCG Committee retains discretion to at any time permit the acceleration of vesting or redemption dates (and resulting cash payment or exchange) as may be authorized by the Board (see further discussion of the RSU plan below).

Title	2015 Assessed %	Cash pay-out(1)	Deferred Amount(1)	RSUs Granted(2)

Total Corporate(3)
CEO	47%	N/A	$151,125	1,180,664
COO	57%	N/A	$66,975	523,242
CFO	59%	N/A	$79,650	622,266
SVP	58%	N/A	$68,150	532,422

(1)

Amounts are in Canadian dollars. For this Circular, compensation amounts paid in U.S. dollars have been converted to Canadian dollars by using the average conversion rate as listed with the Bank of Canada for the period January 1, 2015 to December 31, 2015.

(2)

Represents payment of deferred annual incentive bonus for 2015 issued as RSUs. The number of RSUs granted equaled the dollar amount of the bonus payable by way of RSUs multiplied by 1.25 divided by the average closing price of the Common Shares for the five-trading day immediately preceding the date of grant.

(3)	Represents percentage of achievement of overall bonus opportunity, corporate (60%) and individual (40%) ..

Longer Term Incentives – Option Based Awards and Restricted Share units

The long-term equity portion of executive compensation is designed to align the interests of executive officers with that of shareholders by encouraging equity ownership through awards of Options to purchase the Company’s Common Shares, to motivate executives and other key employees to contribute to an increase in corporate performance and shareholder value, and to encourage the retention of executive officers and other key employees by vesting Options over a period of time and in particular during difficult economic periods when salaries and bonuses are restricted by necessity.

The timing of the grant, and number of Common Shares made subject to option with respect to Options proposed to be granted by the Company to its executive officers is recommended by the CEO, reviewed and recommended (or revised, if thought appropriate) by the CCG Committee, and approved by a resolution of the Board. Consideration in determining option grants is given to, amongst other things, the total number of Options outstanding, current and future expected contribution to the advancement of corporate objectives by such individual, the position of the individual, tenure, and the status of previous option grants to such individuals. No specific weightings are assigned to each factor; instead a subjective determination is made based on an assessment of the individual relative to such factors. Grants of Options also comprise a portion of the compensation package offered to attract and retain new directors and executive officers to the Company. The periodic consideration of such awards takes typically takes place annually early in the fiscal year. Options granted by the Board are priced at the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant.

______________________________________________
5 In the event of termination, vested, cash settled, RSUs may not be redeemed until the anniversary dates referenced in the previous sentence unless agreed by the CCG Committee.

Details of the Options granted in 2015 are as follows: January 30, 2015 – 2,800,000 Options granted to non-management directors (400,000/director) and 3,450,000 Options granted to officers and certain employees with an exercise price of $0.195 to vest over a two year period (1/3 upon grant, 1/3 after one year and 1/3 after two years) and expiring in 3 years. All such Options vest immediately upon a change of control of the Company or upon an applicable director ceasing to be on the Board in connection with a transaction involving the Company.

The Stock Option Plan provides for a maximum number of Common Shares issuable pursuant to options granted under the Stock Option Plan equal to 10% of the then issued and outstanding Common Shares. As of the date hereof, the Stock Option Plan permits the Company to grant options to purchase up to 34,997,520 Common Shares, representing 10% of Common Shares outstanding as of the date hereof. As of the date hereof, there are options to purchase a total of 26,939,958 Common Shares issued and outstanding representing approximately 7.69% of the Common Shares outstanding as of such date.

A summary of the principal terms of the Company’s Stock Option Plan can be found on Schedule B and the full text of the Stock Option Plan, is available on SEDAR at www.sedar.com and has been posted onto the Company’s website at www.americassilvercorp.com/s/.agm.asp.

As referenced above, the Board approved a Restricted Share Unit Plan on January 30, 2015. The above discussion on rationale and the granting process with respect to Options is generally applicable to RSUs. RSUs granted vest within a period of three years and may be redeemed in cash after vesting based on the weighted average trading price of the Common Shares on the five-trading days immediately preceding the redemption date. In January 2015 a pool of 200,000 RSUs was approved by the Board for granting to Galena Complex personnel at the discretion of mine management in respect of 2015 performance and as a method of retention. Unless accelerated earlier in the discretion of the CCG Committee, such units will vest on the third anniversary of grant.

Other Compensation – Benefits and Perquisites

The Company’s benefits plans provide financial reassurance in the event of illness, disability or death. The Company also supports reasonable expenses in order that employees continuously maintain and enhance their skills and health in the interest of the Company. Benefit plans during the applicable period were provided to NEOs on largely the same basis as other employees in the applicable jurisdiction.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for its directors or officers at this time.

Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the Company's NEOs during the fiscal year ended December 31, 2015.

Name and principal position	Year	Salary ($)(1)	Non-equity discretionary annual incentive plan(2) ($)	Share- based awards(3) ($)	Option - based awards(4) ($)	All other compensation ($)	Total Compensation ($)
Darren Blasutti(5) President, Chief Executive Officer and Director	2015 2014 2013	254,162 5,181 N/A	Nil 3,241 N/A	34,471 885 N/A	90,810 Nil N/A	357 Nil N/A	379,800 9,307 N/A
Warren Varga(6) Chief Financial Officer	2015 2014 2013	215,060 4,663 N/A	Nil 1,278 N/A	15,400 442 N/A	51,431 Nil N/A	1,370 Nil N/A	283,261 6,383 N/A
Daren Dell(7) Chief Operating Officer	2015 2014 2013	183,779 3,835 N/A	Nil 1,044 N/A	12,726 354 N/A	49,840 Nil N/A	357 Nil N/A	246,702 5,233 N/A
Peter McRae(8) SVP Corporate Affairs & GC	2015 2014 N/A	183,779 3,835 N/A	Nil 1,051 N/A	13,110 372 N/A	49,840 Nil N/A	1,154 Nil N/A	247,883 5,258 N/A
Robert Taylor(9) (Former) Chief Operating Officer	2015 2014 2013	290,000 5,181 N/A	Nil 1,523 N/A	Nil 531 N/A	39,379 Nil N/A	11,859 Nil N/A	341,238 7,235 N/A
Felipe Martinez(10) (Former) Mexico Country Manager	2015 2014 2013	250,344 255,693 N/A	Nil 61,099 N/A	Nil Nil N/A	Nil Nil N/A	2,638 Nil N/A	252,982 316,792 N/A

(1)	All amounts in U.S. dollars. Amounts that were paid in Canadian dollars have been converted to U.S. dollars using an exchange rate of 1.10 for 2014 and 1.28 for 2015.
(2)	Amounts posted represent cash payment of annual incentive plan.
(3)	Amounts posted represent cash settled RSUs.
(4)

The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of International Financial Reporting Standards (“IFRS”). The Company uses the Black-Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumption can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Share and option-based awards. Sums in this column are not cash but are fair market value of the Options granted and the date of grant.

(5)	Mr. Blasutti was appointed as President and Chief Executive Officer of the Company effective December 23, 2014.
(6)	Mr. Varga was appointed as Chief Financial Officer of the Company effective December 23, 2014.
(7)	Mr. Dell was appointed Chief Operating Officer of the Company effective February 5, 2016.
(8)	Mr. McRae was appointed SVP Corporate Affairs, General Counsel and Corporate Secretary of the Company effective December 23, 2014.
(9)

(Former) COO, Mr. Taylor resigned effective February 5, 2016. In connection with his departure from the Company he received a payment of $75,000. Mr. Taylor has been engaged as a consultant and all options and RSUs previously granted will remain outstanding in accordance with their terms.

(10)	The position of Mexico Country Manager was eliminated and Mr. Martinez resigned effective February 8, 2016. In connection with his departure from the Company he received a payment of $77,049.55.

Outstanding share-based awards and option-based awards

The following table sets forth information concerning all awards outstanding as of December 31, 2015 granted by the Company to NEOS. This includes awards granted in prior years.

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price C($)	Option expiration date	Value of unexercised in- the- money (1) options C($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Darren Blasutti President and Chief Executive Officer	244,159 294,000 252,000 299,040 36,960 588,000 1,000,000	2.68 1.33 1.08 0.39 0.46 0.29 0.195	6/07/2016 28/08/2017 21/12/2015 18/07/2016 25/08/2016 06/02/2017 30/01/2018	Nil Nil Nil Nil Nil Nil Nil	Nil	Nil	211,127
Warren Varga Chief Financial Officer	29,066 7,266 125,000 100,000 89,000 11,000 600,000	4.50 5.05 2.23 1.82 0.65 0.78 0.195	06/07/2016 09/09/2016 28/08/2017 20/12/2015 16/07/2016 26/08/2016 30/01/2018	Nil Nil Nil Nil Nil Nil Nil	Nil	Nil	108,326
Daren Dell Chief Operating Officer	210,000 18,480 149,520 252,000 600,000 1,000,000	1.39 0.46 0.39 0.29 0.195 0.17	27/09/2017 26/08/2016 16/07/2016 06/02/2017 30/01/2018 23/02/2019	Nil Nil Nil Nil Nil Nil	Nil	Nil	91,248
Peter McRae SVP Corporate Affairs & GC	149,520 18,480 36,624 252,000 210,000 600,000 1,000,000	0.39 0.46 3.01 0.29 1.33 0.195 0.17	16/07/2016 26/08/2016 09/09/2016 06/02/2017 28/08/2017 30/01/2018 23/02/2019	Nil Nil Nil Nil Nil Nil Nil	Nil	Nil	92,772
Felipe Martinez Mexico Country	N/A	N/A	N/A	N/A	Nil	Nil	Nil
Robert Taylor (Former) Chief Operating Officer	61,039 210,000 149,520 18,480 294,000 400,000	3.01 1.33 0.39 0.46 0.29 0.195	09/09/2016 28/08/2017 18/07/2016 25/08/2016 06/02/2017 30/01/2018	Nil Nil Nil Nil Nil Nil	Nil	Nil	12,479

(1)	Calculated based on the difference between $0.10, the closing price of the Common Shares on the TSX on December 31, 2015 and the exercise price.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2015.

Name	Option-based awards-Value vested during the year (1) C($)	Share-based awards-Value vested during the year (2) C($)	Non-equity incentive plan compensation-Value earned during the year (3) C($)
Darren Blasutti President and Chief Executive Officer	Nil	$22,221 (cash settled) $188,906 (cash or share settled)	N/A
Warren Varga Chief Financial Officer	Nil	$8,764 (cash settled) $99,562 (cash or share settled)	N/A
Daren Dell Chief Operating Officer	Nil	$7,530 (cash settled) $83,718 (cash or share settled)	N/A
Peter McRae SVP Corporate Affairs & GC	Nil	$7,584 (cash settled) $85,188 (cash or share settled)	N/A
Felipe Martinez Mexican Country Manager	Nil	Nil	N/A
Robert Taylor (Former) Chief Operating Officer	Nil	$12,479 (cash settled)	N/A

(1)

Calculated using the difference between the exercise price and the closing price of the Common Shares of the Company on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)	The amounts posted represent RSUs granted to defer payment of an annual incentive bonus. The RSUs are either cash settled or settled either for cash or for Common Shares in the Company.
(3)	These amounts represent cash bonuses paid to the NEOs, relating to performance as determined at the discretion of the CCG Committee.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares during the period commencing on December 31, 2010 and ending on December 31, 2015 with the cumulative total return of the S&P/TSX Composite Index during the same period:

	Dec-11	Dec-12	Dec-13	Dec-14	Dec-15	Mar-16
Company	$196	$104	$	$ 23	$ 10	$ 19
S&P/TSX Composite Index	$ 89	$ 93		$$110	$ 97	$101
Market Vectors Junior Gold	$ 66	$ 55	$	$ 17	$ 13	$ 20

During the period commencing on December 31, 2011 and ending on December 31, 2015, the Company’s cumulative shareholder return under-performed the total return of the S&P/TSX Composite Index during the same period. Other than starting in 2015, the NEOs compensation during the periods reported in this section was not based on the Company’s cumulative shareholder return during the same periods and, accordingly, bears no direct relationship to the trend shown in the above graph.

Termination and Change of Control Benefits

During 2015, the Company had the following arrangements pursuant to employment agreements that provide for payments to an NEO or other officer at, following or in connection with termination and a change in control of the Company.

CEO and other NEOs

If the current CEO, Mr. Blasutti is terminated (without cause) his agreement provides for (i) payment of salary earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to two times the then current years base salary and the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years; and (iii) in accordance with applicable policies and the Employment Standards Act, 2000 benefits coverage through the severance period (or payment in lieu thereof). The same payments will be made in the event of termination within 12 months of a change in control of the Company. Assuming the termination as noted above were to have occurred as of December 31, 2015 and a base salary of US$295,455, the total estimated incremental cash payment to be made would be US$1,089,455.12. The Total estimated incremental cash payment for change of control includes any RSUs granted in place of annual incentive plan cash bonuses by U.S. Silver or the Company which may be redeemed immediately (in accordance with terms of grant). Any unvested Options at the time of the change in control will vest immediately (in accordance with terms of grant) and subject to the discretion of the Board will expire in accordance with the terms of the Stock Option Plan (i.e. generally 90 days after the date of termination).

If any of the other NEOs is terminated (without cause) their agreements provide for (i) payment of salary earned to the date of termination plus a pro rata bonus calculation for the period up to the date of termination; (ii) a severance payment equal to one times the then current years base salary and the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years; and (iii) in accordance with applicable policies and governing law benefits coverage through the severance period (or payment in lieu thereof). The same payments will be made in the event of termination within 12 months of a change in control of the Company except that the severance payment will be based on up to 1.5 times the then current year’s base salary and the highest annual incentive bonus amount paid or owing in the three previously completed fiscal years (if applicable). Any unvested Options at the time of the change in control will vest immediately (in accordance with terms of grant) and subject to the discretion of the Board will expire in accordance with the terms of the Stock Option Plan (i.e. generally 90 days after the date of termination). In addition any RSUs granted in place of annual incentive plan cash bonuses by U.S. Silver may be redeemed immediately (in accordance with terms of grant). Assuming a termination as noted above were to have occurred as of December 31, 2015, the total estimated incremental cash payments to each of the NEOs would be as follows: Warren Varga - $570,980.84 (change in control) and $374,563 (termination without just cause), Daren Dell - $491,977.45 (change in control) and $318,719 (termination without just cause) and Peter McRae - $494,516.50 (change in control) and $320,188 (termination without just cause). The incremental cash payment for change of control includes any RSUs granted in place of annual incentive plan cash bonuses by U.S. Silver or the Company which may be redeemed immediately (in accordance with terms of grant).

Director Compensation

The CCG Committee considers annually and makes a recommendation to the Board regarding the adequacy and form of directors’ compensation.

•	Currently all non-executive directors receive a monthly retainer of C$3,333 payable quarterly in arrears.

•	Directors asked to perform special assignments at the request of the CEO are to be paid at the rate of C$2,000/day.

•	Directors who are employees of the Company receive no additional compensation for serving on the Board.

•	Director submit for reimbursement receipts for expenses that would reasonably be expected to be incurred by such director in carrying out his duties.

•	Effective Q3 the Board retainer (referenced above) has been paid in the form of DSUs (See “Item 4 Approval of Deferred Share Unit Plan” above).

The Company paid the Chairman of the Board an annual retainer of C$20,000 during the Company’s most recently completed financial year. In addition, the Company paid annual retainer amounts to its directors for their service as chairs and members of then committees of the Board in such period, in the amounts and as set out below:

Committee	Committee Chairman C($)	Other Committee Members C($)
Audit Committee	15,000	7,500
CCG Committee	7,500	5,000
Sustainability and Technical Committee	10,000	7,500

The following table sets forth the compensation awarded, paid to or earned, by the Company’s directors while serving as non-executive directors during the fiscal year ended December 31, 2015:

Director Compensation Table

Name of Director	Fees earned (cash) ($)(1)(2)	Share- based awards(2) ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)(1)
Darren Blasutti (4)	N/A	N/A	N/A	N/A	N/A	N/A
Alex Davidson	18,555	20,508	34,094	Nil	Nil	73,157
Alan Edwards	17,578	19,531	34,094	Nil	Nil	71,203
Peter Hawley	24,414	26,367	24,079	Nil	Nil	74,860
Bradley Kipp	21,484	21,484	24,079	Nil	Nil	67,047
Gordon Pridham	20,508	20,508	34,094	Nil	Nil	75,110
Lorie Waisberg	19,245	21,484	34,094	Nil	Nil	74,823
Ewan Mason(5)	14,171	Nil	10,233	Nil	Nil	24,404
Thomas McGrail(6)	1,027	Nil	Nil	Nil	Nil	1,027

(1)	All fees have been converted to U.S. funds using a conversion rate of 1.28.
(2)

Fees earned will be paid in cash or DSUs. The number of DSUs granted on a quarterly basis is calculated based on the fees owed for the applicable quarter, divided by the VWAP price of the Common Shares of the Company for the 5 days preceding the end of each quarter, with an increase to the number of DSUs to be granted at a factor of 1.25 of the fees owed.

(3)

The fair value of option-based awards is determined in accordance with ‘IFRS 2 Share-based payment’ of International Financial Reporting Standards (“IFRS”). The Company uses the Black-Scholes model to estimate fair value of stock options annually granted and is determined by multiplying the number of stock options granted by their value following this method. This value is equal to the accounting value established in accordance with IFRS. Option- pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s Common Shares and option- based awards. Sums in this column are not cash but are fair market value of the Options granted and the date of grant.

(4)	Mr. Blasutti does not receive compensation in his capacity as a director of the Company due to his position as President and Chief Executive Officer.
(5)	Mr. Mason resigned effective May 19, 2015
(6)	Mr. McGrail resigned effective January 12, 2015

[***]

Directors’ Outstanding share-based awards and option-based awards

The following table sets forth information concerning all awards outstanding as of December 31, 2015 to non-executive directors of the Company. This includes awards granted in prior years.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised option (#)	Option exercise price C($)	Option expiration date	Value of unexercised in-the- money options(1) C($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested C($)	Market or payout value of vested share- based awards not paid out or distributed C($)(2)
Darren Blasutti	244,159 294,000 299,040 36,960 588,000 1,000,000	2.68 1.33 0.39 0.46 0.29 0.195	6/07/2016 28/08/2017 18/07/2016 25/08/2016 06/02/2017 30/01/2018	Nil	Nil	Nil	Nil
Alex Davidson	122,079 210,000 74,760 9,240 210,000 400,000	2.68 1.33 0.39 0.46 0.29 0.195	6/07/2016 28/08/2017 18/07/2016 25/08/2016 06/02/2017 30/01/2015	Nil	Nil	Nil	$25,968
Alan Edwards	157,584 45,024 210,000 74,760 9,240 210,000 400,000	2.36 1.85 1.33 0.39 0.46 0.29 0.195	24/06/2016 20/01/2017 28/08/2017 18/07/2016 25/08/2016 06/02/2017 30/01/2018	Nil	Nil	Nil	$24,731
Bradley Kipp	400,000	0.195	30/01/2018	Nil	Nil	Nil	$27,204
Peter J. Hawley	350,000 500,000 400,000	1.31 0. 47 0.195	25/05/2016 24/05/2018 30/01/2018	Nil	Nil	Nil	33,387
Gordon Pridham	112,560 45,024 67,536 210,000 74,760 9,240 210,000 400,000	2.36 2.89 1.85 1.33 0.39 0.46 0.29 0.195	24/06/2016 16/09/2016 20/01/2017 28/08/2017 18/07/2016 25/08/2016 06/02/2017 30/01/2018	Nil	Nil	Nil	25,968
Lorie Waisberg	97,663 210,000 74,760 9,240 210,000 400,000	2.68 1.33 0.39 0.46 0.29 0.195	06/07/2016 28/08/2017 18/07/2016 25/08/2016 06/02/2017 30/01/2018	Nil	Nil	Nil	27,204

(1)

Calculated based on the difference between $0.23, the closing price of the Common Shares on the TSX on December 31, 2015, and the exercise price of the options. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

(2)

Amounts represent DSUs granted to the directors as deferred payments of the directors annual retainer. The DSUs are redeemable for Common Shares of the Company. The market or payout value is based on closing price at December 31, 2015.

Directors’ Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the aggregate dollar value that would have been realized by the directors of the Company if the options under the option-based award had been exercised on the vesting date during the most recently completed fiscal year ended December 31, 2015.

Name	Option-based awards- Value vested during the year(1) C($)	Share-based awards-Value vested during the year(2) C($)	Non-equity incentive plan compensation-Value earned during the year C($)
Darren Blasutti(3)	Nil	Nil	Nil
Alex Davidson	Nil	$25,968	Nil
Alan Edwards	Nil	$24,731	Nil
Bradley Kipp	Nil	$27,204	Nil
Peter J. Hawley	Nil	$33,387	Nil
Gordon Pridham	Nil	$25,968	Nil
Lorie Waisberg	Nil	$27,204	Nil

(1) Calculated using the difference between the exercise price and the closing price of the Common Shares on the TSX immediately before the vesting date. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain, if any, on exercise will depend on the value of the Common Shares on the date of exercise.
(2 Amounts represent DSUs granted to the directors as deferred payments of the director’s board fees. The DSUs are redeemable for Common Shares of the Company. The market or payout value is based on closing price at December 31, 2015.
(3) Mr. Blasutti does not receive compensation in his capacity as a director of the Company due to his position as President and Chief Executive Officer.

Risks Associated with the Company’s Compensation Policies and Practices

The CCG Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers, as well as administering the Company’s equity-based compensation plans. In particular, executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the Company’s performance. There are a number of elements of the compensation program that are intended to manage risk and discourage excessive risk taking by executives and senior managers including a balance of short, medium and long term incentives and the establishment of appropriate corporate, strategic and individual performance goals for incentive compensation as well as appropriate minimum thresholds and maximum (caps) for achievement if targets are exceeded (which prevents excessive payouts and acts as a disincentive against prudent risk taking). The CCG Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company. The Company’s Disclosure and Securities Trading Policy prohibits insiders from short selling calls and puts in respect of the future value of Company’s securities.

Share Ownership Policy for Directors and NEOs

The Company does not currently have a formal minimum share ownership policy for directors and NEOs.

The CCG Committee is reviewing and will consider such a policy for recommendation to the Board.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has adopted the Stock Option Plan for directors, officers, employees and eligible service providers of the Company and its subsidiaries. For further details regarding the Stock Option Plan see under the heading “Compensation Discussion and Analysis – Elements of Executive Compensation – Longer Term Incentives – Option Based Awards and Restricted Share units”. Set forth on Schedule B is a summary of the principal terms of the Company’s Stock Option Plan.

The following table provides information on the Company’s Option and share based incentive plans as of December 31, 2015.

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options C($)	Number of Common Shares remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved By Shareholders – Stock Option Plan	18,190,758	0.79	16,531,762
Equity Compensation Plans Not Approved By Shareholders(1)	1,644,630	N/A	14,887,132
Equity Compensation Plans Not Approved By Shareholders(2)	N/A	N/A	N/A
Total	19,835,388	0.79	14,887,132

(1) DSUs granted as deferred payment of director’s annual retainer payments for Q3 and Q4 of 2015.
(2) RSUs granted as deferred payment of annual incentive bonus for officers payable in 2016.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Company carries directors’ and officers’ liability insurance for the directors and officers of the Company, to a maximum amount of $25,000,000. This policy is in effect until March 1, 2017 for an annual premium of $68,557.

The Company’s by-laws provide for the indemnification of each director or officer of the Company, each former director or officer of the Company and each individual who acts at the Company's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity, subject to the provisions of the Canada Business Corporations Act. The Company has also entered into agreements evidencing its indemnity in favour of the foregoing persons.

[***]

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description reflects the current corporate governance policies of the Company, as reviewed by the CCG Committee and approved by the Board.

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 Corporate Governance Guidelines (“NP 58-201” or “Governance Guidelines”) establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders, and contribute to effective and efficient decision making. Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101” or the “Governance Disclosure Rule”), the Company is required to disclose its corporate governance practices, as set forth below. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

Board of Directors and Independence from Management

The Board, in consultation with the CCG Committee, annually reviews the relationship between each director and the Company in order to determine if each director is or remains independent within the meaning of the Governance Guidelines. In addition, annual peer assessments by each director will assess the independence of the other directors. In accordance with applicable securities law five of seven Nominees are considered independent as follows:

Name	Relationship	Reason for Non-Independent Status
Darren Blasutti	Non-Independent	Considered to have a material relationship with the Company by virtue of being the President and Chief Executive Officer
Alex Davidson	Independent	N/A – no material relationship
Alan R. Edwards	Independent	N/A – no material relationship
Peter Hawley	Non-Independent	Considered to have a material relationship with the Company by virtue of being the former President and Chief Executive Officer
Bradley Kipp	Independent	N/A – no material relationship
Gordon Pridham	Independent	N/A – no material relationship
Lorie Waisberg	Independent	N/A – no material relationship

The Governance Guidelines state that the Board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110 and also that compensation and nominating committees should be constituted entirely of independent directors. NI 52-110 provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company. “Material relationship” is defined as a relationship that could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. A “material relationship” is deemed to be present in the case of individuals that is, or has been, within the last three years, an employee or executive officer of the issuer (including subsidiaries). As such, Mr. Blasutti is not considered independent as a result of his position as CEO, Mr. Hawley is not considered independent as a result of his position as former CEO.

The Company has a majority of independent directors and recognizes the importance of providing leadership to its independent directors. The Chair of each of the Company’s committees is an independent director and every committee charter provides for access to information respecting the Company and to officers, employees, external auditors and legal counsel of the Company. As well, each charter states that the committees may engage separate independent counsel and advisors at the expense of the Company.

The CCG Committee is responsible for identifying whether the Board’s mandate is effectively being carried out. Specifically, this committee reviews with the Board, on a regular basis and at least annually, the role of the Board, the terms of reference of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities.

As well, to facilitate the Board operating independently of management, the following processes are in place:

(a)	at every Board meeting, members of management, including the President and CEO, are not present for the discussion and determination of certain matters;

(b)	under the Company’s Articles any one director may call a Board meeting;

(c)	the compensation of the President and CEO is considered independently by the CCG Committee at least annually; and

(d)	in addition to the standing committees of the Board, independent committees may be appointed from time to time, when appropriate.

Performance Assessment

On a yearly basis, each member of the Board completes a questionnaire which includes, among other items, a careful examination of Board structure (including an assessment as to whether the Board as a whole possesses the right skills and background for the current issues facing the Company), Board meetings and their effectiveness, the quality and timing of information provided to the Board, preparedness for succession planning within the organization, the Board's relationship with management, committee and Board effectiveness and strategy and metrics. The CCG Committee approves the content of each questionnaire and the Chair of the CCG Committee analyzes the feedback and presents it to the full Board, including the CEO.

Meetings of the Board and Committees of the Board

The Board meets a minimum of five times per year, including every quarter and on the day of the annual meeting of the Company's shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs, which the Company faces from time to time. In years like 2015, the Board is required to meet or have calls on a more frequent basis as reflected below.

The following table provides details regarding director attendance at Board and committee meetings held during the relevant time period (January 1, 2015 to December 31, 2015).

Meetings attended	Board of Directors	Audit Committee	S&T Committee(1)	Compensation and Corporate Governance
Darren Blasutti	7 of 7
Alex Davidson	7 of 7		2 of 2	2 of 2
Alan Edwards	7 of 7		2 of 2
Peter Hawley	7 of 7		2 of 2
Bradley Kipp	7 of 7	5 of 5
Ewan Mason(2)	2 of 2	2 of 3
Gordon Pridham	7 of 7	5 of 5		2 of 2
Lorie Waisberg(3)	7 or 7	2 of 2		2 of 2

(1)	In addition members of the S&T Committee visited the Cosala Mine Project site during July 2015.
(2)	Mr. Mason did not stand for re-election at the shareholder meeting held on May 19, 2015.
(3)	Mr. Waisberg was appointed to the Audit Committee on May 19, 2015

Board members are expected to attend all meetings of the Board in person or by phone and to have reviewed in advance Board materials and be prepared to discuss such materials.

Meetings of Independent Directors

Each meeting of the Board includes a session whereby independent members may meet in the absence of management. Independent directors are also free to meet separately at any time or to require management to withdraw during certain discussions. Additionally, the Audit Committee and the CCG Committee are composed entirely of independent directors.

Board Mandate

A copy of the Board’s written mandate, as approved January 30, 2015 (“Mandate”), which sets out the responsibilities and duties of the Directors as well as the Directors expectations of management, is available on the Company’s website at www.americassilvercorp.com and is attached as Schedule A to this Circular.

The CCG Committee and the Board shall review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the Toronto Stock Exchange or any stock exchanges on which the Company’s shares are listed.

Position Descriptions

The Board has developed a written position description for the Chairman as detailed in the Board’s Mandate. The Chair of each Board committee acts within the parameters set by their respective committee charters. The Board and CCG Committee, together with Mr. Blasutti, have developed a written position description for the President and CEO.

[****]

Directorships

The following current and proposed directors of the Company presently serve as directors of other reporting issuers as follows:

Director	Reporting Issuer
Darren Blasutti	Noront Resources Ltd., Chantrell Ventures Corp.
Alex Davidson	Capital Drilling Limited, Amara Mining plc, Orca Gold Inc., Yamana Gold Inc., Nulegacy Gold Corp.
Alan R. Edwards	Entrée Gold Inc., AQM Copper Inc. (Chairman),
Peter Hawley	Scorpio Gold Corporation
Bradley Kipp	Retail Ready Food Inc., Equity Financial Holdings Inc.
Gordon E. Pridham	Newalta Corporation (Chairman), CHC Student Housing Inc. (Chairman), Orvanna Minerals Inc. and Enertech Capital
Lorie Waisberg	Chantrell Ventures Corp., Chemtrade Logistics Income Fund, Metalex Ventures Ltd., Tembec Inc. and Northern Uranium Corp.

Orientation and Continuing Education

The Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their appointment as directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s operations, projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and other governance policies, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s significant locations of operation. This informal process is considered to be appropriate given the Company’s size, current level of operations, and the ongoing interaction amongst the directors.

The skills and knowledge of the Board as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies, particularly in the natural resource sector and involving mineral properties. It is the Company’s view that all current members of the Board are well-versed and educated in the factors critical to the success of the Company. Board members are encouraged to communicate with management, auditors and technical and other consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education. Reference is made to the table under the heading “Business of Meeting - Election of Directors” for a description of the current principal occupations of the members of the Board.

Nomination of Directors

The CCG Committee will generally be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. While no formal nomination procedure is in place to identify new candidates the Board and the CCG Committee does review the experience and performance of Nominees for the election to the Board. When required, the Board and the CCG Committee will meet to consider any vacancies on the Board or the desired size of the Board. Members of the Board are canvassed with respect to the qualifications of a potential candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that complement and enhance current management and Board composition. The Board also assesses any potential conflicts, independence or time commitment concerns the candidate may present.

The CCG Committee periodically reviews the current profile of the Board, including the average age and tenure of individual directors and the representation of various areas of expertise, experience and diversity. The objective is to have a sufficient range of skills, expertise and experience to ensure that the Board can carry out its responsibilities effectively. The succession planning process may also involve the creation of a skills matrix, to help the CCG Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. The Board does not have a mandatory term limit or age limit policy. In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

In 2014, amendments to the continuous disclosure regime in Canada were adopted requiring new disclosure regarding the representation of women on boards and in executive officer positions. There are a limited number of people that possess both the management experience and mining industry knowledge required to serve capably as public mining company directors, including women. There are currently no women on the Board or holding executive officer positions with the Company. The Company recognizes the benefits of having a diverse Board and leadership team and seeks to increase diversity. The CCG Committee and the Board does not have a formal policy with respect to diversity at this time and does not adhere to any targets or quotas in determining Board membership or executive officer appointments, however, the Board’s processes for succession and recruitment will look to encourage the promotion of diversity. As a result, while the emphasis on filling board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee’s diversity of gender, race, nationality or other attributes may be considered favorably in his or her assessment.

Risk Management

The Board has responsibility for oversight of management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility includes oversight in identifying and understanding the principal risks of the Company’s business (including, without limitation, strategic, operational, financial, compensation and regulatory risks). The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. The Audit Committee is responsible for monitoring financial risks and exposures, including the risk of a material misstatement in the Company’s financial disclosures. The CCG Committee is responsible for monitoring risks associated with the Company’s compensation policies and for effectiveness of the Company’s corporate governance policies. The S&T Committee is responsible for monitoring sustainability (including health, safety, environmental and social responsibility) risks and technical/operational risks associated with the Company’s mines and projects. The Board and its committees receive risk management updates from management provided at meetings of the Board or its committees throughout the year as necessary. Periodically, the Company plans to undergo a more extensive risk identification and analysis process, which will involve one-on-one interviews with applicable executive officers as well as other senior management employees and the general managers of certain operations. The results of the interviews will be reviewed and analyzed by the Company’s executive management team and Board. Following consideration of the information provided by management, the Board will provide feedback and make recommendations, as needed.

Ethical Business Conduct

The Company has a written Code of Business Conduct and Ethics as approved January 30, 2015 (the “Code”) which is designed to provide guidance on the conduct of the Company’s business in accordance with high ethical standards. A copy of the Company’s Code of Ethical Business Conduct is available on the Company’s website: www.americassilvercorp.com.

All directors, officers and employees are expected to comply with the Code and will sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of the Company’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

Consistent with the provisions of the Code, directors and senior officers are bound by the provisions of the Canada Business Corporations Act which sets forth resolutions for any conflicts of interest. In particular, any director who has a material interest in a particular transaction is required to disclose such interest and to refrain from voting with respect to the approval of any such transaction.

In the unlikely event of a waiver, any such waivers of the Code for directors or NEOs must be approved by the Board or the CCG Committee and such waiver will be promptly disclosed as required by law.

Whistleblower Policy

The Board has adopted a Whistleblower Policy, as approved on January 30, 2015 that establishes procedures for (i) the receipt, retention, investigation and treatment of complaints received by the Company regarding violations of the Company’s Code or accounting, internal accounting controls, auditing matters; and (ii) submission by company personnel and others of complaints regarding such reportable activities on a confidential basis. A copy of the Company’s Whistleblower Policy is available on the Company’s website: www.americassilvercorp.com.

Corporate Disclosure and Securities Trading Policy

The Board has adopted a Corporate Disclosure and Securities Trading Policy as approved on January 30, 2015 a copy of which is available on the Company’s website: www.americassilvercorp.com. The policy is intended to help to ensure that the Company and Company personnel comply with these requirements by setting out procedures and guidelines for:

•	Dealing on a day-to-day basis with the Company’s material non-public and/or confidential information;

•	Communicating with all market participants; and

•

Restricting trading by Company personnel in securities of the Company and other issuers in respect of which Company personnel may receive material, non-public information while representing the Company, if the Company personnel is in possession of material, non-public information.

Strict compliance with the provisions of this policy is required, with a view to enhancing investor confidence in the Company’s securities and contributing to the ethical business conduct of the Company’s personnel.

Board Committees

To assist it in exercising its responsibilities, the Board has established three standing committees of the Board effective January 30, 2015: an audit committee (the “Audit Committee”), the CCG Committee and a sustainability and technical committee (the “S&T Committee”). The Board may establish other standing committees, from time to time as may be appropriate. Each committee is governed by a written charter as referenced below. At a minimum, each charter clearly establishes the committee’s purpose, responsibilities, member qualificat ions, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter will be reviewed by the Board (or the CCG Committee) annually. The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

Compensation and Corporate Governance Committee

The CCG Committee is currently comprised of Lorie Waisberg (Chair), Alex Davidson and Gordon Pridham, all of whom are independent directors. The role of the CCG Committee is to assist the Board in fulfilling its corporate governance and director nominating responsibilities as well as overseeing certain compensation and succession planning matters. The CCG Committee is governed by its charter, a copy of which is available on the Company’s website: www.americassilvercorp.com.

Audit Committee

The Audit Committee is responsible for monitoring the Company’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas. The members of the Audit Committee are Bradley Kipp (Chair), Lorie Waisberg and Gordon Pridham, all of whom are “independent” directors as defined in NI 52-110. Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Company’s financial statements.

Information and disclosure relating to the Company’s audit committee as required under NI 52-110F is available on page 50 to the Company’s Annual Information Form dated March 30, 2016 and is available under the Company’s profile at www.sedar.com. The Audit Committee Charter is available on the Company’s website: www.amreicassilvercorp.com.

Sustainability and Technical Committee

The S&T Committee is currently comprised of Alan Edwards (Chair), Alex Davidson and Peter Hawley. Alan Edwards and Alex Davidson are “independent” directors as defined in NI 52-110. The role of the S&T Committee is to assist Board in reviewing sustainability matters, including environmental, health, safety and technical and operational matters and programs and overseeing the Company’s performance in such areas. The S&T Committee Charter is available on the Company’s website: www.americassilvercorp.com.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or officer or any associate or affiliate of any such director or officer is, or at any time during the recently completed financial year was, indebted to the Company, for other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere herein no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

SHAREHOLDER PROPOSALS

Pursuant to section 127(5)(a) of the Canada Business Corporations Act, any notice of a shareholder proposal intended to be raised at the Company’s next annual meeting must be submitted to the Company at its registered office, to the attention of the Secretary, on or before January 14, 2017 to be considered for inclusion in the management information circular to be prepared in connection with the Company’s next annual meeting of shareholders.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company’s profile at www.sedar.com. Additional financial information is provided in the Company’s annual financial statement for the fiscal year ended December 31, 2015, the notes appended thereto and in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 which can be obtained upon request to the Company or by going to the Company’s profile at www.sedar.com. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company

BOARD APPROVAL

The contents and sending of this Circular have been approved by the Board. A copy of this Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED this 7th day of April, 2016.

BY ORDER OF THE BOARD

Signed: “Darren Blasutti”

Darren Blasutti
President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

Certain information in this Circular may contain forward-looking statements. This information is based on current expectations that are subject to significant risks, assumptions and uncertainties that are difficult to predict. Potential risks include: those associated with the Company’s compensation or governance policies. Actual results might differ materially from results suggested in any forward-looking statements. All statements, other than statements of historical fact, including, without limitation, statements regarding future plans and objectives of the Company, are forward-looking statements. Words such as “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe” and other similar expressions are forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather reflect our current views with respect to future events and are subject to risks, uncertainties, assumptions and other factors, and actual results and future events could differ materially from those anticipated in such statements. There can be no assurance that such forward-looking statements will prove to be accurate. The Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward-looking statements unless and until required by securities laws applicable to the Company. Additional information identifying risks and uncertainties is contained in filings by the Company with the Canadian securities regulators, which filings are available at www.sedar.com.

SCHEDULE A
BOARD MANDATE
AMERICAS SILVER CORPORATION

1.	Role and Objectives

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of Americas Silver Corporation (the “Company”). The Board of Directors (the “Board”) seeks to discharge this responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business and the underlying value of the Company.

2.	Director Responsibilities

(a)

Oversee Management of the Company – The principal responsibility of the Board is to oversee the management of the Company to ensure that it is acting in the best interests of the Company and its shareholders. This responsibility requires that the Board attend to the following:

(i)

Review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of the business;

(ii)	Evaluate the performance of the Company, including the appropriate use of corporate resources;
(iii)	Evaluate the performance and integrity of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;
(iv)	Implement senior management succession plans;
(v)	Establish the Company’s compensation programs and approve compensation matters relating to senior executive officers (i.e. the Chief Executive Officer (the “CEO”) and direct reports to the CEO);
(vi)

Establish a corporate environment that promotes timely and effective disclosure (including appropriate controls), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

(vii)	Oversee the Company’s communication and disclosure policy;
(viii)	Oversee the Company’s auditing and financial reporting functions;
(ix)	Oversee the Company’s internal control and management information systems;
(x)	The identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks;
(xi)	Review and decide upon material transactions and commitments;
(xii)

Develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company;

(xiii)	Provide assistance to the Company’s senior management, including guidance on those matters that require Board involvement; and
(xiv)	Evaluate the overall effectiveness of the Board and its committees.

(b)	Chair of the Board – Responsibilities of the Chair of the Board include but are not limited to:

(i)	Providing leadership to the Board with respect to its functions as described in this Mandate;
(ii)	Chairing meetings of the Board, including in camera sessions, unless not present;
(iii)	Ensuring that the Board meets on a regular basis and at least quarterly;
(iv)	Establishing a calendar for holding meetings of the Board;
(v)	In conjunction with the CEO, establishing the agenda for each meeting of the Board, with input from other Board members and any other parties as applicable;
(vi)	Ensuring that Board materials are available to any director on request;
(vii)	Fostering ethical and responsible decision making by the Board and its individual members;
(viii)	Ensuring that resources and expertise are available to the Board so that it may conduct its work effectively and efficiently;
(ix)	Facilitating effective communication between members of the Board and management; and
(x)	Attending each meeting of shareholders to respond to any questions from shareholders as may be put to the Chair.

(c)

Exercise Business Judgment – In discharging their duties directors are expected to exercise their business judgment to act in what they reasonably and honestly believe to be the best interests of the Company and its shareholders free from personal interests. In discharging their duties, the directors normally are entitled to rely on the Company’s senior executives, other employees believed to be responsible, and its outside advisors, auditors and legal counsel, but also should consider second opinions where circumstances warrant. Nothing contained in this Mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company.

(d)

Understand the Company and its Business – With the assistance of the management, directors are expected to become and remain informed about the Company and its business, properties, risks and prospects.

(e)

Establish Effective Systems – Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company and receiving feedback from Company stakeholders.

(f)

Protect Confidentiality and Proprietary Information – Directors are responsible for establishing policies that are intended to protect the Company's confidential and proprietary information from unauthorized or inappropriate disclosure. Likewise, all discussions and proceedings of the Board must be treated as strictly confidential and privileged to preserve open discussions between directors and to protect the confidentiality of Board discussions.

(g)

Board, Committee and Shareholder Meetings – Directors are responsible for adequately preparing for and attending Board meetings and meetings of committees on which they serve. They must devote the time needed, and meet as frequently as necessary, to properly discharge their responsibilities.

(h)

Indemnification – Directors are entitled to Company-provided indemnification through corporate articles and by-laws, corporate statutes, indemnity agreements and, when available on reasonable terms, directors’ and officers’ liability insurance.

3.	Director Qualification Standards

(a)

Independence – The Board will ensure that it has at all times at least the minimum number of directors who meet applicable standards of director independence. The Board will determine independence on the basis of (i) applicable legal and stock exchange requirements and (ii) being satisfied that the director does not have, directly or indirectly, a financial, legal or other relationship with the Company that, in the Board's judgment, would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

(b)

Size and Skills of Board – The Board believes that a Board comprised of 3 to 10 members is an appropriate size given the Company’s present circumstances. The Board also will consider the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each director.

(c)

Other Directorships – The Board does not believe that its members should be prohibited or discouraged from serving on boards of other organizations, and the Board does not propose any specific policies limiting such activities, provided they do not reduce a director’s effectiveness, or result in a continuing conflict of interest.

(d)

Tenure – The Board does not believe it should establish director term limits. Term limits could result in the loss of directors who have been able to develop, over a period of time, significant insight into the Company and its operations and an institutional memory that benefits the Board as well as management. As an alternative to term limits, the Compensation and Corporate Governance Committee will review each director’s continuation on the Board annually. This will allow each director the opportunity to confirm his or her desire to continue as a member of the Board and allow the Company to replace directors where, upon recommendation of the Compensation and Corporate Governance Committee, the Board makes a determination in that regard.

(e)

Separation of the Offices of Chair and CEO – The Board will select a Chair of the Board in a manner and upon the criteria that the Board deems appropriate at the time of selection. The Board believes the offices of Chair of the Board and the CEO should not be held by the same persons.

(f)

Selection of New Director Candidates – Except where the Company is legally required by contract, law or otherwise to provide third parties with the right to nominate directors, the Compensation and Corporate Governance Committee will be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders, and (iii) recommending to the Board persons to be elected by the Board to fill any vacancies on the Board. The Compensation and Corporate Governance Committee’s recommendations will be considered by the Board but the recommendations are not binding upon it.

(g)	Extending the Invitation to a New Director Candidate to Join the Board – An invitation to join the Board will be extended by the Chair of the Board when authorized by the Board.

(h)

Majority Vote Policy – If the votes “for” the election of a director nominee at a meeting of shareholders are fewer than the number voted “withheld”, the nominee is expected to submit his or her resignation promptly after the meeting for the consideration of the Compensation and Corporate Governance Committee. The Compensation and Corporate Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation within 90 days following the applicable shareholders meeting. The Board’s decision to accept or reject the resignation will be disclosed to shareholders. The nominee will not participate in any Compensation and Corporate Governance Committee deliberations whether to accept or reject the resignation. This policy does not apply in circumstances involving contested director elections.

4.	Director Orientation and Continuing Education

(a)

Director Orientation – The Board and the Company’s senior management will conduct orientation programs for new directors as soon as possible after their appointment as directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s projects and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct, its principal officers, its independent auditors and its outside legal advisors. In addition, the orientation programs will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ duties and visits to Company headquarters and, to the extent practical, the Company’s significant locations of operation.

(b)

Continuing Education – To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education.

5.	Director’s Access to Management and Independent Advisors

(a)

Access to Officers and Employees – All directors have, at all reasonable times and on reasonable notice, full and free access to officers and employees of the Company as may be required in connection with their duties. Any meetings or contacts that a director wishes to initiate should normally be arranged through the CEO, the Chief Financial Officer or the General Counsel. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company. The directors are normally expected to provide a copy or otherwise inform senior management as applicable of communication with employees of the Company.

(b)

Access to Independent Advisors – The Board or its board committees may engage outside advisors at the expense of the Company as deemed necessary in the circumstances to carry out their duties. The engagement of the outside advisor should, in most circumstances, be coordinated through the Chair and the CEO, and be subject to Board approval.

6.	Board Meetings

(a)

Powers Exercised by Resolution – The powers of the Board may be exercised at a meeting for which notice has been given and at which a quorum is present or, in appropriate circumstances, by resolution in writing signed by all the directors.

(b)

Selection of Agenda Items – In conjunction with the CEO, the Chair of the Board shall propose an agenda for each Board meeting. Each Board member is free to request the inclusion of other agenda items and is generally free to request at any Board meeting the consideration of subjects that are not on the agenda for that meeting.

(c)

Frequency and Length of Meetings – The Chair of the Board, in consultation with the members of the Board, will normally determine the frequency and length of Board meetings; however, the ultimate power in this regard rests with the Board. Special meetings may be called from time to time as required to address the needs of the Company’s business.

(d)

Advance Distribution of Materials – Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting will normally be distributed in writing to the directors reasonably before the meeting and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of a very time-sensitive nature and that the distribution of materials on these matters before the meeting may not be practicable.

(e)	Executive Session of Independent Directors – At least one executive session of independent directors will be held on an annual basis.

(f)

Lead Director – A Lead Director may be elected annually at the first meeting of the Board following the shareholders meeting. This role is normally filled by the Chair. At any time when the Chair is an employee of the Company, the non-management directors shall select an independent director to carry out the functions of a Lead Director. This person would chair regular meetings of the non-management directors and assume other responsibilities which the non-management directors as a whole have designated.

(g)	Minutes – A secretary should be named for each Board and committee meeting and minutes should be circulated in due course after such meeting for approval.

7.	Board Committees

(a)

To assist it in exercising its responsibilities, the Board has established three (3) standing committees of the Board: an audit committee, a compensation and corporate governance committee and a sustainability and technical committee. The Board may establish other standing committees, from time to time.

(b)

Each committee shall be governed by a written charter that addresses those matters required by applicable laws and stock exchange rules. At a minimum, each charter shall clearly establish the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and sub-committees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or the Compensation and Corporate Governance Committee) annually.

(c)	The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

8.	The Board’s Expectations of Management – The Board expects that management will, among other things:

(a)	Review continuously the Company’s strategies and their implementation in light of evolving conditions;

(b)	Present an annual operating plan and budget and regularly report on the Company’s performance and results relative to that plan and budget;

(c)	Report regularly on the Company’s business and affairs, with a focus on matters of material consequence for the Company;

(d)	Implement systems to identify and manage the principal risks of the Company’s business and provide (at least annually) a report relating thereto; and

(e)	Implement and maintain appropriate (i) systems of internal control and (ii) disclosure controls and procedures.

In addition, the CEO and other executive officers of the Company will use their best efforts to achieve value for all shareholders and conduct themselves with integrity. The Board expects that the CEO and other executive officers will create a culture of integrity throughout the Company.

9.	Annual Review

The Board shall review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the TSX Exchange or any stock exchanges on which the Company’s shares are listed.

***

Ratified by the Board of Directors on January 30, 2015

Annex A
Matters Requiring Board Approval

This Policy identifies certain items which must be approved by the Board or a committee of the Board and may not be delegated to management without Board approval. A general overriding consideration is that the directors are required under law to manage, or supervise the management of, the business and affairs of the Company. Accordingly, even if an action might fall outside these guidelines, management should consider whether the matter, nevertheless, should be referred to the Board for consideration.

Under these guidelines, except as otherwise complies with internal delegation of authority control protocols as may be in place from time-to-time, an “Out of Budget Transaction” is a transaction that exceeds the budgeted amount by $500,000 or greater and that is not already part of an approved budget. The following is a list of items which officers must refer to the Board, or an appropriate committee thereof, for consideration.

1.	The approval of annual budgets.

2.	The approval of all financial information and other disclosure documents that are required by law to be approved by the Board before they are released to the public.

3.

Allotment of any securities. This includes shares, options, warrants or other convertible or debt securities, and the payment of a commission to any person as consideration for purchasing securities of the Company or providing purchasers for any such securities. Securities may be issued by executive officers where previously allotted by the Board (e.g. exercise of previously allotted options and warrants upon exercise).

4.	Entering into transactions of a fundamental nature such as amalgamations, mergers and material acquisitions or dispositions.

5.	Agreeing to redeem, purchase or otherwise acquire any of the Company’s shares.

6.	Entering into any agreement or commitment to acquire or dispose of assets that are material to the Company including, but not limited to, those that are an Out of Budget Transaction.

7.

Entering into, or making a material modification of, any agreement or commitment to become liable for any indebtedness, including the granting of a guarantee or similar standby obligation, if (a) the amount of such indebtedness is an Out of Budget Transaction or (b) any assets of the Company are made subject to a security interest in an Out of Budget Transaction.

8.	Committing to making any material capital expenditure which is an Out of Budget Transaction.

9.	Entering into any contract, agreement or commitment out of the ordinary course of business if such agreement involves a material commitment of financial resources.

10.	Adoption of hedging policies.

11.	Entering into any agreement with an officer, director or 10% shareholder of the Company or any parent or subsidiary of the Company outside of the ordinary course of business.

12.	Terminating, suspending or significantly modifying any material business activity or business strategy of the Company.

13.	Undertaking a new business activity that requires an allocation of material resources.

14.	Making any material change to a business or strategic plan that has been approved by the Board.

15.	Initiating or settling any legal proceeding involving a material payment.

16.	Employing or terminating the Company’s independent auditor.

17.	Hiring or terminating the employment, or determining the compensation, of any person who is an executive officer of the Company.

18.	Compensation matters for senior executive officers at the Company (i.e. the CEO and direct reports to the CEO).

19.

Offering any material employment or consulting terms to any individual or entity which are not customary for the Company. This determination is to be made by reference to terms of employment or consultancy that have generally been offered to other employees or consultants in similar positions or with similar status.

20.

The approval of a request by any executive officer of the Company to serve on the board of another entity, other than not-for-profit entities or family businesses that in no material way compete with the Company or do any material business with the Company.

21.	Approval of technical reports and annual mineral resource and mineral resource estimates as required.

22.	Any other matter specified by the Board as requiring its prior approval.

SCHEDULE B
STOCK OPTION PLAN SUMMARY

The Stock Option Plan was approved by the Shareholders at the Company's annual and special meeting held on April 30, 2007 and reconvened on May 1, 2007. Pursuant to the requirements of the TSX, every three years after adoption, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder, must be approved by the majority of the issuer's security holders. Unallocated options under the Stock Option Plan were most recently approved by the Shareholders at the Company's annual and special meeting held on June 13, 2013.

The Stock Option Plan was amended and restated effective January 30, 2015 in order to adopt certain amendments to the Company's previous stock option plan. The amendments were made to include a cashless exercise feature, to provide for earlier notice of a change of control transaction and to provide for the eventual termination, at the discretion of the Board, of vested options following the completion of a change of control. The amendments also provide additional clarifications regarding the right of the Company to satisfy its obligation to remit withholding taxes on the exercise of options. The remaining amendments were of a "housekeeping" nature. Each of the amendments was permitted by the terms of the Company's previous stock option plan to be made by the Board without further approval by the Shareholders. As such, the Company is not seeking shareholder approval for these amendments.

The principal terms and conditions of the Stock Option Plan are summarized below.

Eligible Persons

Any director, officer, employee (whether part-time or full-time), or consultant of the Company or any of its subsidiaries (collectively an "Eligible Person") is eligible to be granted options under the Stock Option Plan. There are no limits in the Stock Option Plan on the number of options that may be granted to insiders or any other Eligible Persons.

Shares Reserved

The Board has determined that the maximum number of Common Shares available for issuance upon the exercise of stock options, combined with the number of Common Shares reserved for issuance under all security-based compensation arrangements of the Company (including the Company’s RSU Plan and DSU Plan), will not exceed 10% of the issued and outstanding Common Shares at the date of the grant. The maximum number of Common Shares reserved for issuance at any time and issued within any one-year period to insiders of the Company under all security-based compensation arrangements, including the DSU Plan and the RSU Plan, cannot exceed 10% of the issued and outstanding Common Shares.

Grants and Option Price

Subject to certain restrictions, the Board shall have the authority to determine the limitations, restrictions and conditions applicable to the exercise of options. The Board shall establish the option exercise price at the time each option is granted, which shall in all cases be not less than the closing price of the Common Shares on the TSX immediately preceding the date of grant.

Exercise of Options

Options granted under the Stock Option Plan must be exercised no later than 10 years after the date of grant, or such lesser period as may be determined by the Board. Options may be exercised only by the Eligible Person to whom an option has been granted (each, a "Participant") or the personal representative of the Participant.

The expiry date of outstanding options held by Participants which may expire during a restricted trading period imposed by the Company in accordance with applicable securities laws (a "Blackout Period") will be extended for a period of time ending on the tenth business day after the expiry date of the Blackout Period to provide such Participants with an extension to the right to exercise such options.

In lieu of paying the aggregate exercise price on the exercise of an option, a Participant may elect to receive, without payment of cash or other consideration (except in order to satisfy any withholding taxes), Common Shares equal in value to the difference between the closing price of the Common Shares on the TSX immediately preceding the date of exercise and the exercise price of the option. Upon the cashless exercise of an option, the number of Common Shares reserved for issuance under the Stock Option Plan shall be reduced by the total number of Common Shares underlying the portion of the option so exercised.

Options held by a Participant who ceases to be an Eligible Person for any reason other than death will cease to be exercisable on or before the earlier of the expiry date of the options and 90 days after the date that the Participant ceased to be an Eligible Person. If any portion of an option is not vested by such date, that portion of the option may not under any circumstances be exercised by the Participant. If a Participant dies while an Eligible Person, the legal representative of the Participant may exercise the Participant's options on or before the earlier of the expiry date of the options and the date that is 12 months after the Participant's death, but only to the extent the options were by their terms exercisable on the date of death.

There is no financial assistance available to Participants for the exercise of options under the Stock Option Plan.

No fractional Common Shares shall be issued pursuant to the exercise of options.

Effect of Take-Over

In the event of a bona fide takeover offer for the Company, including an offer to acquire shares of the Company which would result in the offeror exercising control over the Company or a business combination transaction involving the Company which would result in the Shareholders holding less than 50% of the total voting securities of the resulting successor corporation, the Stock Option Plan provides that the Company shall give Participants notice of such transaction, whereupon all options outstanding will become immediately vested and be fully exercisable notwithstanding any vesting restriction that would otherwise apply. Unless the Board determines otherwise, in its discretion, upon the expiration of the period specified in such notice, all rights of the Participants to exercise any outstanding options shall terminate and such options shall expire, subject to the completion of the transaction.

Amendments

Subject to any required stock exchange or shareholder approval, the Board may amend the terms of the Stock Option Plan, provided that no such amendment shall alter or impair the terms of any outstanding options held by a Participant without the consent of the Participant. The Board may, at any time, without further approval by the Shareholders, amend the Stock Option Plan or any option granted thereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)	amend typographical, clerical and grammatical errors;

(b)	reflect changes to applicable securities laws;

(c)	change the termination provisions of options or the Stock Option Plan which do not entail an extension beyond the original expiry date;

(d)	include the addition of a cashless exercise feature, payable in cash or securities;

(e)

ensure that the options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant may from time to time be resident or a citizen; and

(f)	reduce the exercise price of an option for a Participant who is not an insider.

Adjustments to Options

The Stock Option Plan contains adjustment provisions in the event of the subdivision or consolidation of the shares of the Company, or in the event that the Company is re-organized, amalgamated or merged with or consolidated into another corporation or there is a change in control of the Company.

Assignment or Transfer of Options

Subject to certain exceptions in the case of the death of a Participant, options granted under the Stock Option Plan are not transferrable or assignable by a Participant.

Withholding Tax Requirements

Upon and as a condition of the exercise of options, Participants shall pay to the Company amounts necessary to satisfy applicable withholding tax requirements or shall otherwise make arrangements satisfactory to the Company for such requirements. In order to satisfy the Company's obligation, if any, to remit any withholding taxes in respect of the exercise of options by a Participant, the Company and its subsidiaries shall have the right to retain and withhold amounts from any amounts owing to the Participant, require the Participant to pay the withhold tax amount as a condition of exercise of the option or withhold from the Common Shares deliverable to the Participant the number of Common Shares having a market value not less than the withholding tax amount and causing such Common Shares to be sold to fund the payment of the withholding taxes.